AIMCO

Apartment Investment and Management Company

2001 Annual Report

Corporate Profile

Aimco is a real estate investment trust headquartered in Denver, Colorado, which holds a geographically diversified portfolio of apartment communities operated through 19 regional operating centers. Aimco, through its subsidiaries, operates 1,935 properties, including 335,509 apartment units, and serves approximately one million residents each year. Aimco's properties are located in 47 states, the District of Columbia and Puerto Rico.

Table of Contents

Letter To Stockholders

Dear Fellow Stockholder:

This annual letter to stockholders provides Peter and me the opportunity to report to you, our fellow stockholder, about our mutual investment in Aimco. It is a time when we in management can tell you what happened, what we make of it, and what we expect.

For the past several years, this letter has also been able to celebrate outsized stockholder returns (28% compounded annually from 1995 to 2000).



28% Compounded Total Return
1995-2000
$400
$300
$200
$100
1995
1996
1997
1998
1999
2000

Celebration is not in order this year: 2001 was disappointing when measured by total return to Aimco stockholders. For Peter and me, with the largest share of our families' net worth invested in Aimco, stockholder returns are the crucial measure.

Total return last year was a negative 1.8%, the result of a $3.12 dividend more than offset by a $4.21 share price decline. By comparison, the REIT index provided a positive 12.8% total return and the S&P 500 a negative 11.9% total return.

1995-2001 Total Return



$400
$300
$200
$100
Aimco
S&P 500
MS REIT Index
1995
1996
1997
1998
1999
2000
2001

A not unrelated disappointment was the rate of growth in AFFO per share: after compounding at 18% per annum from 1995 to 2000, AFFO per share increased by only 6% during 2001.

FFO and AFFO Per Share Growth



$6.00
$5.00
$4.00
$3.00
$2.00
FFO/Share
AFFO/Share
1996
1997
1998
1999
2000
2001

What happened?

At one level, the economy cooled. The stock market "bubble" deflated. The slowing economy was further disrupted by the terrorist attacks of "9/11" and the deployment of U.S. troops and energies to homeland security and overseas conflict. Record increases in employment and apartment rents during 2000 turned to job losses and apartment vacancies in 2001.

At Aimco, the challenging economy tested business systems already strained and outgrown by six years of 67% annually compounded AFFO growth. At that rate, Aimco had doubled in size every 13 months, or 22 fold in just six years.

67% Compounded Growth in AFFO


$ Millions
$500
$400
$300
$200
$100
0
$22
$31
$72
$178
$293
$400
$473
1995
1996
1997
1998
1999
2000
2001

Peter and I were not especially surprised by the decline in the economy: we had pointed to it more than a year ago. Our prediction was not because we consider ourselves economists. Rather, we have lived long enough to know that economies ebb and flow, and that "trees do not grow to the sky."

Geographic Diversification

Percentage of Real Estate Free Cash Flow 2001 (Proforma Casden)



Flint - 0.3%
Jackson - 0.3%
Sarasota-Bradenton - 0.3%
Ann Arbor - 0.3%
Naples - 0.3%
VA Other - 0.3%
Seattle-Bellevue-Everett - 0.3%
Melbourne-Titusville-Palm Bay - 0.3%
Albuquerque - 0.3%
Greensboro – Winston-Salem – High Point - 0.3%
Huntsville - 0.3%
Charleston-North Charleston - 0.3%
Galveston-Texas City - 0.3%
Harrisburg-Lebanon-Carlisle - 0.3%
Boulder-Longmont - 0.3%
Little Rock-North Little Rock - 0.3%
Manchester - 0.3%
Dayton-Springfield - 0.3%
MD Other - 0.3%
Greenville-Spartanburg-Anderson - 0.3%
Scranton–Wilkes-Barre–Hazleton - 0.3%
Lafayette - 0.4%
Fort Collins-Loveland - 0.4%
Boston - 0.4%
Daytona Beach - 0.4%
Baton Rouge - 0.4%
Las Vegas - 0.4%
Lexington - 0.4%
Detroit - 0.5%
IL Other - 0.4%
Tucson - 0.5%
Kansas City - 0.5%
Dutchess County - 0.5%
Montgomery - 0.5%
Columbia - 0.6%
Louisville - 0.6%
Colorado Springs - 0.6%
Fort Worth-Arlington - 0.6%
Riverside-San Bernardino - 0.6%
Ventura - 0.6%
Richmond-Petersburg - 0.6%
Hartford - 0.7%
St. Louis - 0.7%
Columbus - 0.7%
Oakland - 0.7%
Fort Wayne - 0.7%
Grand Rapids-Muskegon-Holland - 0.7%
Charlotte-Gastonia-Rock Hill - 0.8%
Minneaplois-St. Paul - 0.8%
Salt Lake City-Ogden - 0.8%
San Antonio - 0.9%
West Palm Beach-Boca Raton - 0.9%
Fort Lauderdale - 0.9%
San Francisco - 0.9%
Austin-San Marcos - 0.9%
Cincinnati - 1.0%
Lansing-East Lansing - 1.1%
Jacksonville - 1.1%
Middlesex-Somerset-Hunterdon - 1.1%
Nashville - 1.3%
Raleigh-Durham-Chapel Hill - 1.3%
San Diego - 1.4%
Orange Couty - 1.5%
Norfolk-Virginia Beach-Newport News - 1.7%
Denver - 1.7%
New York - 1.8%
Orlando - 1.9%
Baltimore - 2.0%
Tampa-St.Petersburg-Clearwater - 2.1%
Dallas - 2.1%
Miami - 2.8%
Philadelphia - 2.8%
Phoenix-Mesa - 2.9%
Indianapolis - 2.9%
Atlanta - 3.0%
Houston - 3.2%
Chicago - 4.7%
Los Angeles-Long Beach - 8.9%
Washington - 9.0%
Others - 8.9%

As for Aimco, Peter and I had set its basic policies with hard times in mind. Even in recession, there is predictable demand for Aimco apartments. The Aimco portfolio is diversified both geographically (see page 4) and by price point. Aimco assets are as solid as the American economy they serve.

Rental Price Point Diversification
Percentage of Real Estate Free Cash Flow


8%
2%
2%
6%
3%
9%
13%
13%
25%
19%
1999
8%
2%
2%
8%
4%
9%
9%
11%
24%
23%
2000
9%
1%
2%
16%
5%
9%
16%
10%
20%
12%
2001 (Proforma Casden)
Rental Category
> $1,000
$900-$1000
$800-$900
$700-$800
$600-$700
$500-$600
< $500
Affordable
College Housing
Other

The Aimco balance sheet is also solid (see chart on page 9). 22% of Aimco leverage results from preferred stocks, not debt. Aimco debt is primarily property debt, long term, fixed rate, self amortizing and non recourse.

Aimco has avoided the short term debt and high end developments which create financial risk.

While the recession did not change our comfort with Aimco's direction, Peter and I did recognize that there was work to be done in response to the enormous growth in Aimco's scale. In the fourth quarter of 2000, we began what became known inside Aimco as "Project Century," an effort to "build a better Aimco" that made size a strength, and not just more bulk.

We retained as advisers an outside consulting firm and benefited from their assistance as hundreds of Aimco's top performers, including dozens who worked full-time for six months, were challenged to examine every aspect of the Aimco business. This process consumed the first half of 2001; implementation began in the second half and continues this year.

No part of Aimco was untouched:

- Accounting and financial control were strengthened by the hiring of additional senior personnel in order to make financial reporting more accurate and more timely for Peter and me, as well as more transparent to "Wall Street."
- Property Management improved its focus, on both Conventional properties (83% of Free Cash Flow) as well as Affordable properties (5% of Free Cash Flow), by reorganizing into two autonomous organizations.

Contributors of Free Cash Flow
(After Pro Rata Allocation of General and Administrative Expenses)



4%
7%
7%
6%
76%
1999
6%
5%
4%
7%
78%
2000
4%
5%
3%
5%
83%
2001
Conventional Real Estate
Affordable
Investment Management
Transactions
Recurring Interest Income

Both management organizations are better able to focus on "owned" properties due to Aimco's accelerated exit from the management for unrelated third parties of properties now valued at less than $1 billion.

Aimco Third Party Managed Units at Year End


160,000
120,000
80,000
40,000
0
146,034
124,201
60,669
31,520
1998
1999
2000
2001

- Corporate functions that support Property Management were strengthened by key hires in Marketing, Pricing, Purchasing/Logistics, and Risk Management. Human Resources was tasked to improve employee recruiting, training and retention. Aimco information and communication systems were further digitized and integrated. The redevelopment group was expanded to provide financial and program control for property enhancements as well as for redevelopments.

The direct cost of Project Century last year exceeded $15 million and was expensed. The benefits were apparent to Peter and me in Aimco's reduced rate of expense increases during the fourth quarter 2001. This success has led us to establish "Continuous Improvement" as a regular part of Aimco life.

The focus on improving Aimco operations did not preclude an active year for acquisitions, redevelopments, and dispositions.

During 2001, Aimco:

- Acquired five properties including 2,673 units for $120 million, and purchased 7,350 limited partnership interests for $178 million;
- Spent $171 million to redevelop 20 properties (7,532 units) of which 8 properties (2,671 units) were completed and returned to Property Management;
- Sold, as part of Aimco's regular "pruning" process, 76 properties (12,800 units), for $420 million of which $160 million was Aimco's share;
- Agreed to the "Casden Transactions" including the purchase of 17 properties (4,975 units) located primarily in Southern California; the commitment to purchase upon completion two Los Angeles properties (1,731 units) now being developed; the purchase of 99 Affordable properties (11,027 units); the purchase of NAPICO, a tax credit syndication business; together with the purchase of a 20% stake in Casden Properties, LLC. These transactions closed March 11, 2002.

Aimco was also active in the capital markets and:

- Closed 91 property loans totaling $906 million at a weighted average interest rate of 6.1%;
- Completed the merger with ASE-listed Oxford Tax Exempt Fund ("OTEF"), acquiring $270 million in financial assets in return for Aimco convertible preferred, Aimco common stock, debt assumption and cash;
- Issued in two offerings $187 million in perpetual preferred shares;
- Renewed and increased to $400 million the Aimco line of credit, of which $187 million was available at year end; and

- Agreed to the $287 million term borrowing used to fund the cash portion of the "Casden Transactions."

$10 Billion Capitalization as of December 31, 2001

$4.44 Billion Long-Term Property Debt		45%	47% Debt
$0.21 Billion Short-Term Debt		2%	
$0.5 Billion Perpetual Preferred		13%	53% Equity
$0.8 Billion Convertible Preferred			
$3.93 Billion Common Equity		40%	
$3.41 Billion of Common Stock at $45.73 per Share	$0.52 Billion of Common OP Units at $45.73 per OP Unit		

Includes Proportionate Share of Unconsolidated Debt

What lies ahead?

In Aimco's primary business, the ownership of "conventional" apartments, the Aimco portfolio, strengthened by the Casden Transactions, is highly diversified, one of the largest in the nation, and includes more than 774 well located, well maintained conventional properties including 208,000 units. Their long term value, boosted by the Casden Transactions to more than $11 billion, seems secure.

In the shorter term, the apartment market, following the job market, continues to be quite weak. Rents are declining in response to reduced demand. As we write in March 2002, there are some indications of modest recovery, which is consistent with current expectations of the general economy. We will see.

Expenses, due in part to Project Century, seem under control; the price of property insurance is an expensive exception.

In redevelopment, Aimco expects to invest an additional $150 million during 2002 and to return to service 3,732 units. Peter and I remain quite cautious about redevelopment and avoid new development altogether. Nevertheless, as Aimco has increased in size, this activity, limited to 10% or so of Aimco equity, has grown proportionately.

Aimco continues to prune its $3 billion portfolio of Affordable properties. These are properties where the federal government regulates, and pays a portion of, the rent owed by residents. Last year, Affordable properties contributed 5% of Aimco Free Cash Flow. 43 (out of 425) properties were sold and seven were withdrawn from service for redevelopment. We expect similar activity this year.

Aimco owns more than 740 of its properties in partnerships. The weighted average owned by limited partners is 60%. We treat these properties exactly as we treat wholly owned properties, and we treat limited partners exactly as provided by their respective partnership agreements. During the past six years, Aimco has liquidated some partnerships and increased its ownership in others. The number of individual "K-1s" has declined from over 325,000 in 1998 to under 200,000 in 2001. We expect this trend to continue.

Consolidated/Unconsolidated Free Cash Flow


36%
64%
1999
18%
82%
2000
11%
89%
2001
Consolidated
Unconsolidated

While the economy is weak and the threat of terrorism quite sobering, Peter and I are optimistic. Some of that may be due to "animal spirits," or entrepreneurial enthusiasm. Some reflects confidence in our colleagues who are an unusually bright and hard working team. Some also is faith in this country, the strength of its economy, and the resilience of its people.

We look forward to hearing from you and seeing you at the Annual Meeting to be held in Denver on April 26th.

Sincerely,

Terry Considine
Chairman and CEO

Peter Kompaniez
Vice Chairman and President



The Lakes at South Coast Costa Mesa, California

Casden Transactions

YEAR BUILT	1988
UNITS	770
AVERAGE RENT	$1,378

AIMCO TWELVE

Apartment Investment and Management Company

Ten Principles That Define AIMCO

1. Own and operate apartments
2. Buy at a discount to replacement cost
3. Realize economies of scale
4. Operate locally
5. Diversify geographically
6. Measure profitability after Capital Replacements: "AFFO"
7. Retain Cash Cushion for flexibility
8. Avoid development risk
9. Use debt with caution
10. Make managers owners



Lighthouse Beltsville, Maryland

Year Built	1969
Units	480
Average Rent	$845

AIMCO FOURTEEN

Apartment Investment and Management Company

Accounting Policies and Definitions

1. Aimco has elected to be taxed as a **real estate investment trust** or "REIT." In general, a REIT is not subject to federal income taxation of its income from rental properties. Many, but not all, states follow the federal treatment. Income from provision of services is generally subject to customary state and federal corporate income taxes. Aimco will not provide services that are not usual and customary for REIT qualification purposes. Any such services are provided to Aimco through taxable REIT subsidiaries which pay tax at those entity levels and preserve Aimco's qualification as a REIT. Aimco's income tax provision is based on its qualification as a REIT.

2. Aimco conducts its business through Aimco Properties, L.P., the Aimco **Operating Partnership** whose general partner is Aimco and whose limited partners hold "OP Units," exchangeable for Aimco common stock. This Operating Partnership structure is also known as an "UPREIT."

3. **OP Units** are limited partnership interests in Aimco's Operating Partnership, Aimco Properties, L.P. These OP Units are received in exchange for Aimco's purchase of a property, a property management business or limited partnership interest and are redeemable for Aimco Class A Common Stock after one year. OP Units may offer the holder the opportunity to defer recognition of taxes otherwise due on the sale to Aimco.

4. For financial reporting purposes, Aimco consolidates all entities in which it owns both a general partnership interest and controls major investment decisions with respect to underlying assets.



One Lytle Place   Cincinnati, Ohio

YEAR BUILT 1980

UNITS 231

AVERAGE RENT $1,029

5. Aimco reports **Funds From Operations ("FFO")**. FFO is defined in a manner consistent with the guidelines of the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss), computed in accordance with Generally Accepted Accounting Principles ("GAAP"), excluding gains and losses from extraordinary items and sales of depreciable real estate property, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated partnerships and joint ventures. Aimco calculates FFO based on the NAREIT definition plus amortization of intangibles, plus distributions to minority interest partners in excess of income and less dividends on preferred stock. Aimco calculates fully diluted FFO by "adding back" the interest expense and preferred dividends relating to convertible securities whose conversion is "dilutive" to FFO.

6. Aimco measures its economic profitability by **Adjusted Funds from Operations ("AFFO")**. AFFO is defined as FFO less capital replacement spending, $367 per apartment unit in 2001.

7. Aimco also measures its economic profitability by **Free Cash Flow** which is defined by Aimco as AFFO plus interest expense and preferred stock dividends. It measures profitability prior to the cost of capital.

8. **Net Asset Value** estimates the private market value of a REIT's real estate. It provides a different calculation of the fair value of the underlying real estate and other assets than do other measures, such as book value, which is based on the original or depreciated purchase price of the real estate.

9. A **Conventional Property** is one whose rents are set in the marketplace. An **Affordable Property** is one whose rents are regulated, and in part paid, by the government.

10. In upgrading, redeveloping or expanding a property, Aimco capitalizes its direct and related indirect costs, including allocated interest, real estate taxes and other costs, as part of the cost of the property. These costs are reflected in the associated returns from these properties. Indirect costs that do not relate to the above activities, including general and administrative expenses, are charged to expense as incurred.



Captiva Club   Tampa, Florida

YEAR BUILT	1975
RENOVATED	1998
UNITS	357
AVERAGE RENT	$676

AIMCO EIGHTEEN

Apartment Investment and Management Company

11. Aimco capitalizes spending for items that cost more than $250 and have a useful life of more than one year. Capitalized spending which maintains a property is termed a **Capital Replacement** and is deducted in the calculation of AFFO. Common examples are carpet replacement, new appliances, roof replacements or parking lot repaving. This spending is better considered a recurring cost of preserving an asset rather than as an additional investment. It is a cash proxy for depreciation. In 2001, Aimco deducted $367 per unit in determining AFFO.

12. In purchasing a property, Aimco generally considers as part of its investment decision a program of spending to improve the property. Such spending incurred within one year of the acquisition is capitalized as part of Aimco's investment and is called **Initial Capital Expenditures ("ICE")**. Common examples are correction of deferred maintenance, upgrades to unit interiors, roof replacements, exterior painting and improved landscaping.

13. Capital spending which adds a material new feature or revenue source is a **Capital Enhancement** and is capitalized as part of Aimco's investment. Common examples are construction of new garages and storage areas, replumbing to provide washer and dryer connections, and kitchen and bath renovations.

14. **Total Return** for one year is defined by NAREIT as the total of the closing price at year-end plus any dividends paid less the closing price for the prior year-end. Divide the result by the closing price of the prior year end. The return is calculated with dividends reinvested on a quarterly basis.

15. The Morgan Stanley REIT Index ("MS REIT Index" or "REIT Index") includes 108 REITs with a market capitalization of approximately $140 billion at December 31, 2001.



Villa Azure   Los Angeles, California

Casden Transactions

YEAR BUILT	2000
UNITS	624
AVERAGE RENT	$1,562

AIMCO TWENTY

Apartment Investment and Management Company

AIMCO Properties

(Proforma Casden)

Total Properties Owned and Managed: 1,935
Total Units Owned and Managed: 335,509

☆ Corporate Headquarters
◎ Divisional Offices
○ Regional Operating Centers (ROC's)
Sites (conventional / affordable)
Units (conventional / affordable)



5/12
614/728
2/3
486/114
0/5
140/112
0/8
118/378
0/1
0/32
0/6
8/269
4/6
1,335/597
1/17
757/439
23/37
9,356/2,986
1/1
574/0
1/16
27/705
3/17
1,495/1,484
0/15
1,015/654
0/24
1,012/2,816
5/59
2,693/8,666
19/77
8,959/8,888
6/12
2,555/1,157
1/12
652/1,070
30/25
10,125/3,821
7/8
2,030/659
6/1
2,139/0
28/19
6,007/1,400
3/2
802/0
3/9
1,121/96
27/68
9,750/7,074
48/17
15,170/1,567
29/75
8,424/5,754
1/14
540/1,063
38/31
13,216/2,315
52/70
14,339/4,044
5/12
2,924/319
4/45
2,556/2,757
11/24
3,436/1,026
35/21
8,832/1,452
40/36
11,723/2,666
6/3
1,115/399
1/10
572/488
5/12
1,630/416
18/20
5,691/2,003
21/34
5,131/2,140
7/20
1,419/995
16/27
5,513/1,149
38/29
9,053/2,623
139/70
38,426/3,616
7/11
1,810/540
111/66
32,136/4,400
0/3
63/0
0/3
62/443
2/13
822/876

Divisional Offices:

Northeast - Rockville, MD	Midwest - Chicago	West - Phoenix	Affordable - Orlando
Southeast - Greenville, SC	Texas - Dallas	Pacific - Los Angeles	

Regional Operating Centers (ROC's) include:

Atlanta	Columbia, SC	Greenville, SC	Kansas City	Orlando	Rockville, MD
Boca Raton	Dallas (2)	Houston	Lansing	Philadelphia (2)	Tampa
Chicago	Denver	Indianapolis	Los Angeles	Phoenix	



Elm Creek Chicago, Illinois

Year Built 1986

Units 372

Average Rent $1,271

AIMCO TWENTY-TWO

Apartment Investment and Management Company

Chairman's Four Star Award of Excellence

Aimco's culture is to rank and reward employees for performance. Seven of our property managers ranked in the Top 25% in property income improvement during all four quarters of 2001. These outstanding performers were recently honored in Denver for their achievement. Congratulations!

Property Manager	Community	ROC
Amor Sierra	Valencia Isles I	Boca Raton
Humberto Guzman	Citrus Sunset	Los Angeles
Mike Glass	Springhill Lake	Rockville
Nadine McNeely	Villa La Paz	Los Angeles
Nicole St. Amand	Springwoods at Lake Ridge Windsor Park	Rockville
Richard Costa	Plantation Gardens	Boca Raton
Yesenia Rivera	Presidential House	Boca Raton

Financial Contents

Report of Independent Auditors

Stockholders and Board of Directors
Apartment Investment and Management Company

We have audited the accompanying consolidated balance sheets of Apartment Investment and Management Company as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apartment Investment and Management Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Denver, Colorado
February 5, 2002,
except for Note 28, as to which the date is March 19, 2002

Consolidated Balance Sheets

(In Thousands, Except Share Data)	As of December 31, 2001	2000
ASSETS		
Real estate:		
Land	$ 1,245,758	$ 976,421
Buildings and improvements	7,169,862	6,036,031
Total real estate	8,415,620	7,012,452
Less accumulated depreciation	(1,619,765)	(913,263)
Net real estate	6,795,855	6,099,189
Cash and cash equivalents	80,000	157,115
Restricted cash	138,223	126,914
Accounts receivable	116,428	2,873
Deferred financing costs	82,693	63,871
Goodwill	101,338	100,532
Notes receivable from unconsolidated real estate partnerships	243,511	166,081
Notes receivable from unconsolidated subsidiaries	—	190,453
Investments in unconsolidated real estate partnerships	601,935	676,188
Investments in unconsolidated subsidiaries	—	101,924
Other assets	162,553	14,734
Total assets	$ 8,322,536	$ 7,699,874
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured tax-exempt bond financing	$ 1,092,605	$ 773,033
Secured notes payable	3,454,737	3,258,342
Term loan	—	74,040
Credit facility	213,500	254,700
Total indebtedness	4,760,842	4,360,115
Accounts payable	10,597	27,247
Accrued liabilities and other	256,567	272,895
Deferred rental income	9,075	4,987
Security deposits	31,174	28,956
Deferred income taxes payable	36,348	—
Total liabilities	5,104,603	4,694,200
Mandatorily redeemable convertible preferred securities	20,637	32,330
Minority interest in consolidated real estate partnerships	113,782	139,731
Minority interest in AIMCO Operating Partnership	367,124	331,956
Stockholders' equity:		
Preferred Stock, perpetual	502,520	315,770
Preferred Stock, convertible	621,947	521,947
Class A Common Stock, $.01 par value, 456,962,738 shares and 468,432,738 shares authorized, 74,498,582 and 71,337,217 shares issued and outstanding, respectively	745	713
Additional paid-in capital	2,209,803	2,072,208
Notes due on common stock purchases	(46,460)	(44,302)
Distributions in excess of earnings	(572,165)	(364,679)
Total stockholders' equity	2,716,390	2,501,657
Total liabilities and stockholders' equity	$ 8,322,536	$ 7,699,874

See notes to consolidated financial statements.

Consolidated Statements of Income

(In Thousands, Except Per Share Data)	For the Years Ended December 31, 2001	2000	1999
RENTAL PROPERTY OPERATIONS:			
Rental and other property revenues	$ 1,297,764	$ 1,051,000	$ 533,917
Property operating expenses	(498,426)	(426,177)	(213,798)
Owned property management expense	(8,785)	(13,663)	(1,650)
Income from property operations	790,553	611,160	318,469
INVESTMENT MANAGEMENT BUSINESS:			
Management fees and other income primarily from affiliates	165,800	39,896	38,377
Management and other expenses	(119,480)	(17,403)	(14,897)
Amortization of intangibles	(18,729)	(6,698)	(14,297)
Income from investment management business	27,591	15,795	9,183
General and administrative expenses	(18,530)	(18,123)	(15,248)
Consulting fees — business process improvement	(6,400)	—	—
Provision for losses on accounts, fees and notes receivable	(6,646)	—	—
Depreciation of rental property	(345,649)	(298,946)	(131,753)
Interest expense	(315,860)	(269,826)	(140,094)
Interest and other income	68,593	66,241	55,320
Equity in earnings (losses) of unconsolidated real estate partnerships	(16,662)	7,618	(4,467)
Equity in losses of unconsolidated subsidiaries	—	(2,290)	(5,013)
Minority interest in consolidated real estate partnerships	(26,889)	(3,872)	(900)
Operating earnings	150,101	107,757	85,497
Distributions to minority interest partners in excess of income	(47,701)	(24,375)	—
Gain (loss) on disposition of real estate property	17,394	26,335	(1,785)
Income before minority interest in AIMCO Operating Partnership	119,794	109,717	83,712
Minority interest in AIMCO Operating Partnership, common	(2,639)	(3,519)	(5,458)
Minority interest in AIMCO Operating Partnership, preferred	(9,803)	(7,020)	(727)
Net income	107,352	99,178	77,527
Net income attributable to preferred stockholders	90,331	63,183	53,453
Net income attributable to common stockholders	$ 17,021	$ 35,995	$ 24,074
Basic earnings per common share	$ 0.23	$ 0.53	$ 0.39
Diluted earnings per common share	$ 0.23	$ 0.52	$ 0.38
Weighted average common shares outstanding	72,458	67,572	62,242
Weighted average common shares and common share equivalents outstanding	73,648	69,063	63,446
Dividends paid per common share	$ 3.12	$ 2.80	$ 2.50

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999 (In Thousands)	Preferred Stock Shares Issued	Preferred Stock Amount	Class A Common Stock Shares Issued	Class A Common Stock Amount	Additional Paid-in Capital	Notes Receivable from Officers	Distributions in Excess of Earnings	Total
BALANCE DECEMBER 31, 1998	22,824	$ 792,468	48,451	$ 485	$ 1,246,962	$ (49,658)	$ (87,693)	$ 1,902,564
Net proceeds from issuances of Preferred Stock	10,000	250,000	—	—	(16,899)	—	—	233,101
Repurchase of Class A Common Stock	—	—	(205)	(2)	(8,036)	—	—	(8,038)
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	—	964	10	13,756	—	—	13,766
Conversion of Preferred Stock to Class A Common Stock	(9,424)	(401,218)	10,924	109	401,109	—	—	—
Purchase of stock by officers and awards of restricted stock	—	—	240	2	8,824	(8,202)	—	624
Repayment of notes receivable from officers	—	—	—	—	—	6,241	—	6,241
Stock options and warrants exercised	—	—	129	1	3,201	—	—	3,202
Class A Common Stock issued as consideration for Insignia Property Trust Merger	—	—	4,044	40	158,753	—	—	158,793
Class A Common Stock issued as consideration for First Union acquisition	—	—	530	5	21,135	—	—	21,140
Class A Common Stock Offering	—	—	1,383	14	54,598	—	—	54,612
Warrants exercised	—	—	343	4	2,021	—	—	2,025
Net income	—	—	—	—	—	—	77,527	77,527
Dividends paid – Class A Common Stock	—	—	—	—	—	—	(154,654)	(154,654)
Dividends paid – Preferred Stock	—	—	—	—	—	—	(51,507)	(51,507)
BALANCE DECEMBER 31, 1999	23,400	641,250	66,803	668	1,885,424	(51,619)	(216,327)	2,259,396
Net proceeds from issuances of Preferred Stock	7,105	230,000	—	—	(3,106)	—	—	226,894
Repurchase of Class A Common Stock	—	—	(69)	(1)	(2,579)	—	—	(2,580)
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	(480)	258	2	10,103	—	—	9,625
Conversion of Class B Preferred Stock to Class A Common Stock	(331)	(33,053)	1,085	11	33,042	—	—	—
Conversion of mandatorily redeemable convertible preferred securities to Class A Common Stock	—	—	2,363	24	117,146	—	—	117,170
Repayment of notes receivable from officers	—	—	—	—	—	15,050	—	15,050
Purchase of stock by officers and awards of restricted stock	—	—	300	3	11,984	(7,733)	—	4,254
Stock options and warrants exercised	—	—	597	6	20,194	—	—	20,200
Net income	—	—	—	—	—	—	99,178	99,178
Dividends paid – Class A Common Stock	—	—	—	—	—	—	(188,600)	(188,600)
Dividends paid – Preferred Stock	—	—	—	—	—	—	(58,930)	(58,930)
BALANCE DECEMBER 31, 2000	30,174	837,717	71,337	713	2,072,208	(44,302)	(364,679)	2,501,657
Net proceeds from issuances of Preferred Stock	7,470	186,750	—	—	(7,055)	—	—	179,695
Repurchase of Class A Common Stock	—	—	(772)	(8)	(33,290)	—	—	(33,298)
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	—	526	6	22,995	—	—	23,001
Conversion of mandatorily redeemable convertible preferred securities to Class A Common Stock	—	—	238	2	11,691	—	—	11,693
Repayment of notes receivable from officers	—	—	—	—	—	8,535	—	8,535
Purchase of stock by officers and awards of restricted stock	—	—	413	4	18,233	(10,693)	—	7,544
Stock options and warrants exercised	—	—	572	6	18,738	—	—	18,744
Class P Preferred Stock issued as consideration for the OTEF merger	4,000	100,000	—	—	—	—	—	100,000
Class A Common Stock issued as consideration for the OTEF merger	—	—	2,185	22	106,283	—	—	106,305
Net income	—	—	—	—	—	—	107,352	107,352
Dividends paid – Class A Common Stock	—	—	—	—	—	—	(226,342)	(226,342)
Dividends paid – Preferred Stock	—	—	—	—	—	—	(88,496)	(88,496)
BALANCE DECEMBER 31, 2001	41,644	$1,124,467	74,499	$ 745	$ 2,209,803	$ (46,460)	$ (572,165)	$ 2,716,390

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	For the Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 107,352	$ 99,178	$ 77,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangibles	364,378	305,644	151,166
Distributions to minority interest partners in excess of income	47,701	24,375	—
Loss (gain) on disposition of real estate property	(17,394)	(26,335)	1,785
Minority interest in AIMCO Operating Partnership	12,442	10,539	6,185
Minority interests in consolidated real estate partnerships	26,889	3,872	900
Equity in (earnings) losses of unconsolidated real estate partnerships	16,662	(7,618)	4,467
Equity in losses of unconsolidated subsidiaries	—	2,290	5,013
Changes in operating assets and operating liabilities	(63,573)	(11,581)	6,214
Total adjustments	387,105	301,186	175,730
Net cash provided by operating activities	494,457	400,364	253,257
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of and additions to real estate	(374,388)	(334,264)	(217,380)
Proceeds from sales of property	175,864	159,340	49,023
Proceeds from sale of investments	253,277	—	—
Purchase of notes receivable, general and limited partnership interests and other assets	(114,312)	(453,263)	(233,640)
Purchase/originations of notes receivable	(111,157)	(81,657)	(103,943)
Proceeds from sale of notes receivable	—	—	17,788
Proceeds from repayment of notes receivable	53,207	64,559	61,407
Cash from newly consolidated properties	23,656	54,875	68,127
Cash paid in connection with merger/acquisitions and related costs	(80,630)	(31,889)	(19,347)
Distributions received from investments in unconsolidated real estate partnerships	42,473	75,318	87,284
Distributions received from investments in unconsolidated subsidiaries	—	—	9,575
Net cash used in investing activities	(132,010)	(546,981)	(281,106)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from secured notes payable borrowings	628,529	502,085	297,536
Principal repayments on secured notes payable	(548,672)	(265,269)	(53,572)
Proceeds from secured tax-exempt bond financing	112,702	—	20,731
Principal repayments on secured tax-exempt bond financing	(150,949)	(26,677)	(41,894)
Principal repayments on secured short-term financing	(25,105)	—	—
Net borrowings (pay downs) on term loan and revolving credit facilities	(178,240)	119,540	(155,622)
Payment of loan costs	(17,774)	(21,920)	(16,070)
Proceeds from issuance of common and preferred stock, exercise of options/warrants	205,076	251,348	293,225
Principal repayments received on notes due from officers on *Class A Common Stock purchases*	8,535	15,050	6,241
Repurchase of Class A Common Stock	(33,298)	(2,580)	(8,038)
Proceeds from issuance of other units	3,235	—	—
Payment of common stock dividends	(226,342)	(188,600)	(154,654)
Payment of distributions to minority interest	(128,763)	(121,919)	(32,898)
Payment of preferred stock dividends	(88,496)	(58,930)	(51,507)
Payment of special dividend on Class E Preferred Stock	—	—	(45,330)
Net cash provided by (used in) financing activities	(439,562)	202,128	58,148
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(77,115)	55,511	30,299
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	157,115	101,604	71,305
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 80,000	$ 157,115	$ 101,604

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	For the Years Ended December 31, 2001	2000	1999
SUPPLEMENTAL CASH INFORMATION:			
Interest paid	$ 335,747	$ 254,802	$ 140,410
Non Cash Transactions Associated with the Acquisition of Properties and Interests in Unconsolidated Real Estate Partnerships:			
Secured debt assumed in connection with purchase of real estate	25,900	60,605	110,101
Real estate, investments in unconsolidated real estate partnership, and other assets acquired	65,314	93,975	230,194
Assumption of operating liabilities	1,411	148	15,233
Accrual of contingent consideration	—	—	(4,500)
OP Units issued	38,003	33,222	83,810
Class A Common Stock issued	—	—	21,140
Non Cash Transactions Associated with Acquisition of Limited Partnership Interests and Interests in the Unconsolidated Subsidiaries:			
Issuance of OP Units for interests in unconsolidated real estate partnerships	41,328	29,885	15,085
Issuance of OP Units and assumption of liabilities for interests in unconsolidated subsidiaries	—	—	4,762
Non Cash Transactions Associated with Mergers:			
Real estate	—	324,602	6,012
Investments in and notes receivable from unconsolidated real estate partnerships	(1,444)	121,671	97,708
Investments in and notes receivable from unconsolidated subsidiaries	—	157,785	(13,137)
Restricted cash	—	7,212	—
Other assets	243,091	6,163	—
Secured debt	(30,020)	248,524	—
Accounts payable, accrued and other liabilities	30,445	74,310	30,183
Minority interest in other entities	—	23,816	(98,353)
OP Units issued	—	62,177	—
Class A Common Stock issued	106,305	—	158,753
Perferred Stock issued	100,000	—	—
Non Cash Transactions Associated with Consolidation of Assets:			
Real estate	715,434	1,754,492	1,016,343
Investments in and notes receivable from unconsolidated real estate partnerships	(55,279)	(685,173)	(380,359)
Investments in and notes receivable from unconsolidated subsidiaries	(315,818)	(3,271)	—
Restricted cash	17,323	46,284	43,605
Goodwill	12,688	—	—
Other assets	251,327	55,128	—
Secured debt	476,883	1,133,197	561,129
Unsecured debt – term loan	63,000	—	—
Accounts payable, accrued and other liabilities	110,578	63,011	44,361
Deferred income tax payable	34,969	—	—
Minority interest in other entities	(26,827)	1,573	77,774
Non Cash Transfer of Assets to an Unconsolidated Subsidiary:			
Real estate	—	(9,429)	(32,091)
Notes receivable	—	—	6,245
Secured debt	—	—	(25,620)
Other:			
Redemption of OP Units	23,001	8,151	13,766
Receipt of notes receivable from officers	10,693	7,733	8,202
Conversion of Preferred Stock into Class A Common Stock	11,693	150,199	401,218
Tenders payable for purchase of limited partner interest	19,447	—	77,380

See notes to consolidated financial statements.

NOTE 1. ORGANIZATION

Apartment Investment and Management Company, a Maryland corporation incorporated on January 10, 1994 ("AIMCO" and, together with its consolidated subsidiaries and other controlled entities, the "Company"), owns a majority of the ownership interests in AIMCO Properties, L.P. (the "AIMCO Operating Partnership") through its wholly owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP, Inc. The Company held an approximate 87% interest in the AIMCO Operating Partnership as of December 31, 2001. AIMCO-GP, Inc. is the sole general partner of the AIMCO Operating Partnership.

As of December 31, 2001, AIMCO:

- owned or controlled (consolidated) and managed 157,256 units in 557 apartment properties;
- held an equity interest in (unconsolidated) and managed 91,512 units in 569 apartment properties; and
- managed, for third party owners, 31,520 units in 245 apartment properties, primarily pursuant to long term, non-cancelable agreements.

At December 31, 2001, AIMCO had 74,498,582 shares of Class A Common Stock outstanding and the AIMCO Operating Partnership had 11,382,378 Partnership Common Units ("Common OP Units") and other units outstanding (excluding preferred units and units held by the Company), for a combined total of 85,880,960 shares of Class A Common Stock, Common OP Units and other units outstanding.

Interests in the AIMCO Operating Partnership held by limited partners other than AIMCO are referred to as "OP Units". OP Units include Common OP Units, Partnership Preferred Units ("Preferred OP Units") and High Performance Partnership Units. The AIMCO Operating Partnership's income is allocated to holders of Common OP Units based on the weighted average number of Common OP Units outstanding during the period. The AIMCO Operating Partnership records the issuance of Common OP Units and the assets acquired in purchase transactions based on the market price of the Company's Class A Common Stock at the date of execution of the purchase contract. The holders of the Common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Class A Common Stock. After holding the Common or Preferred OP Units for one year, the limited partners generally have the right to redeem their Common or Preferred OP Units for cash. Notwithstanding that right, the AIMCO Operating Partnership may elect to cause AIMCO to acquire some or all of the Common or Preferred OP Units tendered for redemption in exchange for shares of Class A Common Stock in lieu of cash. During 2001, 2000 and 1999, the weighted average ownership interest in the AIMCO Operating Partnership held by the Common OP Unit holders was 13%, 9% and 9%, respectively. Preferred OP Units entitle the holders thereof to a preference with respect to distributions or upon liquidation (see Note 14). See Note 20 for the discussion on High Performance Units.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AIMCO, the AIMCO Operating Partnership, majority owned subsidiaries and controlled real estate partnerships. Effective January 1, 2001, as a result of the Company acquiring all of the voting stock of certain previously unconsolidated subsidiaries, the Company began consolidating the results of operations of these subsidiaries (see Note 6). Interests held by limited partners in real estate partnerships controlled by the Company are reflected as minority interest in consolidated real estate partnerships. Significant intercompany balances and transactions have been eliminated in consolidation. The assets of property owning limited partnerships and limited liability companies owned or controlled by AIMCO or the AIMCO Operating Partnership generally are not available to pay creditors of AIMCO or the AIMCO Operating Partnership.

Real Estate and Depreciation

Real estate is recorded at cost, less accumulated depreciation, unless considered impaired. If events or circumstances indicate that the carrying amount of a property may be impaired, the Company makes an assessment of its recoverability by estimating the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate future cash flows, the Company recognizes an impairment loss to the extent the carrying amount exceeds the fair value of the property. As of December 31, 2001, management believes that no impairments exist based on periodic reviews. No impairment losses were recognized for the years ended December 31, 2001, 2000 and 1999.

Direct costs associated with the acquisition of ownership or control of properties are capitalized as a cost of the assets acquired, and are depreciated over the estimated useful lives of the related assets. Initial Capital Expenditures ("ICE") are those costs considered necessary by the Company in its investment decision to correct deferred maintenance or improve a property.

Capital enhancements are costs incurred that add a material new feature or increase the revenue potential of a property. ICE and capital enhancement costs are capitalized and depreciated over the estimated useful lives of the related assets.

Expenditures in excess of $250 that maintain an existing asset which has a useful life of more than one year are capitalized as capital replacement expenditures and depreciated over the estimated useful life of the asset. Expenditures for ordinary repairs, maintenance and apartment turnover costs are expensed as incurred.

In 2001, the Company completed a comprehensive review of its real estate related depreciation including property-by-property analyses of more than 500 properties producing more than 90% of the Company's Free Cash Flow from real estate. As a result of this review, the Company has changed its estimate of the remaining useful lives for its real estate assets. Effective July 1, 2001 for certain assets and October 1, 2001 for the majority of the portfolio, the Company extended the useful lives of the assets from a weighted average composite life of 25 years, to a weighted average composite life of 30 years. This change increased net income by approximately $31 million, or $0.42 per diluted share for 2001. The Company believes the change reflects the remaining useful lives of the assets and is consistent with prevailing industry practice.

Depreciation is calculated on the straight-line method based on a 13 to 40 year life for buildings and improvements and five years for furniture, fixtures and equipment.

Redevelopment and Other Capital Expenditure Activities
The Company capitalizes direct and indirect costs (including interest, real estate taxes and other costs) in connection with the redevelopment, ICE, capital enhancement and replacement needs of its owned or controlled properties. Indirect costs that do not relate to the above activities, including general and administrative expenses are charged to expense as incurred. Interest and other costs of $16.3 million and $48.1 million, $10.4 million and $15.6 million, and $6.7 million and $2.8 million were capitalized for the years ended December 31, 2001, 2000 and 1999, respectively.

During 2001, the Company commissioned a project to study process improvement ideas to reduce operating costs of the Company. The result of the study led to a re-engineering of Company business processes and eventual redeployment of its personnel and related capital spending. The implementation of these plans resulted in a refinement of the Company's process for capitalizing certain direct and indirect project costs and increased capitalization of such costs by approximately $31 million in 2001 compared to 2000. In addition, the Company had a significant increase in its backlog of planned capital activities, including affordable redevelopment and kitchen and bath enhancement programs. Accordingly, the increased capitalization of these related costs increased net income by approximately $20 million or $0.27 per diluted share for 2001 (after intercompany eliminations and minority interest). Of that total, approximately $17 million resulted from the refinement of the Company's systems and process for identifying and tracking direct and indirect costs related to those activities. The remainder of approximately $3 million relates to a combination of increased construction and redevelopment activities, a greater number of owned properties and higher cost associated with such activities. Capitalized costs are included in redevelopment, ICE, and capital expenditure spending and reflected in associated returns from these related assets.

Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash
Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts and tax and insurance impound accounts held by lenders.

Deferred Financing Costs
Fees and costs incurred in obtaining financing are capitalized and amortized over the terms of the related loan agreements and are charged to interest expense.

Goodwill and Other Assets
The Company has goodwill that consists of costs associated with the purchase of property management businesses, that have been amortized on a straight-line basis over twenty years. In addition to goodwill, other intangible assets such as management contracts are amortized on a straight-line basis over terms ranging from five to twenty years. Beginning in the first quarter of 2002, the Company will follow the new rules set forth in the Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* in which goodwill deemed to have an indefinite life will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statement.

Notes Receivable from Unconsolidated Real Estate Partnerships and Subsidiaries
The Company, primarily through its consolidated subsidiaries, has investments in notes receivable, which were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes"). Under the cost recovery method, the discounted notes are carried at the acquisition amount, less subsequent cash collections, until such time as collectibility is probable and the timing and amounts are estimable. Based upon

closed or pending transactions (including sales activity), market conditions, and improved operations of the obligor, among other things, certain notes and the related discounts are determined to be collectible.

Interest income is recognized on these investments when the collectibility of such amounts is both probable and estimable. Notes receivable from unconsolidated real estate partnerships and subsidiaries consist substantially of subordinated notes receivable (where the Company is the general partner and issuer), whose ultimate repayment is subject to a number of variables, including the performance and value of the underlying real property and the ultimate timing of such repayments. The carrying amounts of notes receivable approximate their fair value in consideration of interest rates, market conditions and other qualitative factors (see Note 7).

Investments in Unconsolidated Real Estate Partnerships
The Company owns general and limited partnership interests in real estate partnerships that own multi-family apartment properties. Investments in real estate partnerships in which the Company has significant influence but does not have control are accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the periods being presented is included in equity in earnings (losses) from unconsolidated partnerships (see Note 5).

Investments in Unconsolidated Subsidiaries
Effective January 1, 2001, the Company began consolidating its previously unconsolidated subsidiaries (see Note 6). Prior to this date, the Company had significant influence but did not have control. Accordingly, such investments were accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the period being presented is included in equity in earnings (losses) from unconsolidated subsidiaries. As a result of this consolidation, the accounts receivable balance and the results of operations of the investment management business increased substantially in 2001 over 2000.

Minority Interest in Consolidated Real Estate Partnerships
Interests held by limited partners in real estate partnerships controlled by the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in consolidated real estate partnerships represents the non-controlling partners' share of the underlying net assets of the Company's controlled real estate partnerships. When these partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners' excess of distribution over net income, even though there is no economic impact, cost or risk to the Company. This charge is classified in the consolidated statements of income as distributions to minority partners in excess of income. Losses are allocated to minority partners to the extent they do not create a minority interest deficit, in which case, the Company recognizes 100% of the losses in operating earnings.

Revenue Recognition
The Company's properties have operating leases with apartment residents with terms generally of twelve months or less. Rental revenues and property management and asset management fees are recognized when earned.

Income on Loans
Income on loans is recorded as earned in accordance with the terms of the related loan agreements. The Company recognizes interest income earned from its investments in notes receivable based upon whether the collectibility of such amounts is both probable and estimable. The accrual of interest is discontinued when, in the opinion of the Company, impairment has occurred in the value of the collateral property securing the loan. Income on nonaccrual loans, or loans that are otherwise not performing in accordance with their terms, is recorded on a cost recovery basis. Under the cost recovery method, no income is recognized on the loans and the discounted notes are carried at the acquisition amount, less subsequent cash collections, until such time as collectibility is probable and the timing and amounts are estimable. Interest income is ultimately collected in cash or through foreclosure of the property securing the note.

Allowance for Loan Losses
Loan losses on notes receivable are charged to expense and an allowance account is established when the Company believes the principal balance will not be recovered. The Company assesses the collectibility of each note on a periodic basis through a review of the collateral, property operations, the property value and the borrower's ability to repay the loan.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are generally comprised of amounts receivable from real estate partnerships in which the Company has an ownership interest related to property management and other services provided to the real estate partnerships. The accounts receivable are presented net of an allowance for doubtful accounts of $7.1 million in 2001.

Derivative Financial Instruments
The Company predominately uses long-term, fixed-rate and self-amortizing non-recourse debt in order to avoid, among other things, risk related to fluctuating interest rates. Where the Company does use variable-rate debt, occasionally the Company enters into short-term economic hedges, such as interest rate swap agreements and interest rate cap agreements, to reduce its

exposure to interest rate fluctuations. The interest rate swap agreements are generally utilized by the Company to modify the Company's exposure to interest rate risk by converting the variable-rate debt to a fixed rate. The interest rate cap agreements utilized by the Company effectively limit the Company's exposure to interest rate risk by providing a ceiling on the underlying variable rate debt. Normally, the interest rate caps are embedded within the original debt contract and are considered clearly and closely related to the debt contract and, therefore, are not measured as separate derivative instruments. Free standing interest rate exchange agreements were not material and were recorded on the balance sheet at their fair value and in current earnings in each period.

Transfers of Financial Assets

During 2001, the Company engaged in a sale of certain of the financial assets it acquired in the merger with OTEF (see Note 4). Gains and losses from sales of financial assets are recognized in the consolidated statements of income when the Company relinquishes control of the transferred financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FAS Statement No. 125" and other related pronouncements. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the assets sold and the retained residual interests based upon their respective fair values at the date of sale. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained residual interests, so the Company generally estimates fair value of the retained residual interests based on the present value of future expected cash flows of the bonds, which are derived from the underlying properties' operations. The fair value of both the retained residual interests and the bonds, based on the underlying properties that secure the bonds, are estimated using managements' best estimates of the key assumptions — capitalization rates and discount rates commensurate with the risks involved.

The Company recognizes any interests in the transferred assets and any liabilities incurred in connection with the sale of financial assets in its consolidated statements of financial condition at fair value. Subsequently, changes in the fair value of such interests are recognized in the consolidated statements of income. The use of different estimates or assumptions could produce different financial results.

Insurance

Management believes that the Company's insurance coverages insure its properties adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood and other perils. AIMCO Assurance Ltd., a Bermuda domiciled insurer wholly-owned by the Company, reinsures 100% of the risk of the first $1 million loss from any casualty. For the policy year ending February 28, 2002, the Company was insured for any casualty loss in excess of $1 million, up to $200 million, by a combination of several insurance carriers, all of which were at least A-rated. Commencing March 1, 2002, the Company maintained the insurance coverage with AIMCO Assurance Ltd. for the first $1 million of coverage per loss, and retained the risk of aggregated property losses in excess of $1 million up to $5 million. The Company has fully funded its $4 million aggregate retained exposure. The additional excess coverage, up to $200 million in the aggregate, has been placed with a combination of several insurance carriers, all of which are at least A-rated. Because the Company has a highly diversified and geographically dispersed portfolio of residential properties, and because of the Company's inability to obtain such specialized coverage at rates that correspond to the perceived level of risk, the Company elected not to purchase insurance for losses caused by acts of terrorism at the current time. The Company continues to evaluate the availability and cost of terrorism coverage from the insurance market. In addition to the above, the Company is self-insured for a portion of losses and liabilities related to workers' compensation, business interruption resulting from certain events and comprehensive general and product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience and are recorded in the operations of the investment management business.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

AIMCO has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended. In order for AIMCO to qualify as a REIT, at least 95% of AIMCO's gross income in any year must be derived from qualifying sources.

As a REIT, AIMCO generally will not be subject to U.S. Federal income taxes at the corporate level on its net income that is distributed to its stockholders if it distributes at least 90% (95% prior to 2001) of its REIT taxable income to its stockholders. REITs are also subject to a number of other organizational and operational requirements. If AIMCO fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if AIMCO qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes principally due to differences for U.S. Federal tax purposes in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties.

The following table reconciles the Company's net income to REIT taxable income for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Net income	$ 107,352	$ 99,178	$ 77,527
Elimination of earnings from unconsolidated subsidiaries	3,830	(3,666)	2,559
Depreciation and amortization expense not deductible for tax	100,908	89,885	70,733
Gain on disposition of real estate property	24,709	42,645	17,359
Interest income, not taxable	(13,308)	(12,987)	(6,583)
Depreciation timing differences on real estate	20,701	7,007	13,881
Dividends on officer stock, not deductible for tax	2,335	2,496	2,435
Limited partner deficit allocations, not deductible for tax	46,083	21,992	—
Transaction and project costs, deductible for tax	(5,315)	(2,730)	(7,349)
REIT taxable income	$ 287,295	$ 243,820	$ 170,562

For income tax purposes, distributions paid to holders of Class A Common Stock consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2001, 2000 and 1999, distributions paid per share were taxable as follows:

	2001		2000		1999	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 2.37	76%	$ 1.84	66%	$ 2.04	82%
Return of capital	—	—	—	—	0.16	6%
Capital gains	0.19	6%	0.32	11%	0.12	5%
Unrecaptured SEC.1250 gain	0.56	18%	0.64	23%	0.18	7%
	$ 3.12	100%	$ 2.80	100%	$ 2.50	100%

Earnings Per Share

Earnings per share is calculated based on the weighted average number of shares of common stock, common stock equivalents and dilutive convertible securities outstanding during the period (see Note 18).

Fair Value of Financial Instruments

The aggregate fair value of the Company's cash and cash equivalents, receivables, payables and short-term secured debt as of December 31, 2001 approximates their carrying value due to their relatively short term nature. Management further believes that the fair value of the Company's variable rate secured tax-exempt bond debt and secured long-term debt approximate their carrying value. For the fixed rate secured tax-exempt bond debt and secured long-term debt, fair values have been based on estimates using present value techniques (see Note 3). These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market quotes and, in many cases, may not be realized in immediate settlement of the instrument.

Concentration of Credit Risk

Financial instruments that potentially could subject the Company to significant concentrations of credit risk consist principally of notes receivable from unconsolidated real estate partnerships. Concentrations of credit risk with respect to notes receivable from unconsolidated real estate partnerships are limited due to the large number of partnerships comprising the Company's partnership base, the geographic diversity of the underlying properties, and the number of partnership distributions.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications

Certain items included in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents
The carrying amounts of cash and cash equivalents reported in the balance sheet for cash and short-term investments classified as cash equivalents approximate those assets' fair value.

Bonds receivable and retained residual interest
The carrying amounts of bonds receivable and retained residual interests included in other assets in the balance sheet approximate those assets' fair values. The Company generally estimates fair value of the bonds receivable and the retained residual interests based on the present value of future expected cash flows of the bonds, which are derived from the underlying properties' operations. The fair value of both the bonds receivable and the retained residual interests, based on the underlying properties that secure the bonds, are estimated using managements' best estimates of the key assumptions — capitalization rates and discount rates commensurate with the risks involved.

Mortgages payable
The fair value of the Company's borrowings under its variable rate agreements approximate their carrying value. The fair value for the Company's fixed-rate debt agreements is estimated based on the quoted market prices for the same or similar issues. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market quotes and, in many cases, may not be realized in immediate settlement of the instrument. The carrying amount of accrued interest approximates fair value.

The carrying amounts and fair values of the company's financial instruments at December 31 are as follows (in thousands):

Financial Instrument	2001 Asset (Liability)		2000 Asset (Liability)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents and restricted cash	$ 218,223	$ 218,223	$ 284,029	$ 284,029
Bonds receivable and retained residual interest	28,634	28,634	—	—
Mortgages payable – fixed rate	(3,835,764)	(4,257,777)	(3,604,084)	(3,604,084)

NOTE 4. MERGERS AND LIMITED PARTNERSHIP ACQUISITIONS

Oxford Tax Exempt Fund
On March 26, 2001, the Company completed a merger pursuant to an agreement entered into on November 29, 2000 between AIMCO and Oxford Tax Exempt Fund II Limited Partnership ("OTEF"), for a total purchase price of $270 million, comprised of $100 million in Class P Convertible Cumulative Preferred Stock (the "Class P Preferred Stock"), $106 million in Common Stock issued at $48.46 per share (2.185 million of shares of Class A Common Stock), $17 million in cash, and $47 million in assumed liabilities. OTEF merged with a subsidiary of the AIMCO Operating Partnership. In connection with the Company's acquisition of interests in properties (the "Oxford properties") from affiliates of Oxford Realty Financial Group, Inc., on September 20, 2000, the Company had acquired interests in OTEF's managing general partner and OTEF's associate general partner. OTEF was a publicly traded master limited partnership that invested primarily in tax-exempt bonds issued to finance properties owned by affiliates of OTEF, including the Oxford properties. In the merger, each beneficial interest was converted into the right to receive 0.299 shares of Class A Common Stock and 0.547 shares of AIMCO's Class P Preferred Stock. In addition, the beneficial interest holders received a special distribution of $50 million, or $6.21 per beneficial interest. This transaction was accounted for as a purchase, and as a result, the results of operations were included in the consolidated statement of income from the date of acquisition. Subsequent to the merger, the Company sold certain of the tax-exempt bond receivables, with a carrying value of $246.8 million, to an unrelated third party at a discount to their face amount and retained a residual interest in those bonds. The

fair value of the Company's retained residual interests is based on the future cash flows from the bonds. The Company received net proceeds of approximately $253.3 million and recognized gains of $26.1 million on the sale of these tax-exempt bonds, which included $19.6 million of retained residual interests (see Note 26). Approximately $23 million of tax-exempt bonds were not sold by the Company, of such amount; (i) $14 million were eliminated in consolidation, and (ii) $9.0 million remain held by the Company and are classified with other assets.

Oxford Properties

On September 20, 2000, the Company acquired all of the stock and other interests of the Oxford entities that were held by six executive officers and directors of the Oxford entities. The Oxford properties, which are owned by 166 separate partnerships, are 167 apartment communities including 36,949 units, located in 18 states. This transaction was accounted for as a purchase, and as a result, the results of operations were included in the consolidated statement of income from the date of acquisition. The purchase price of $1,189 million was comprised of $266 million in cash, $861 million of assumed liabilities and transaction costs and $62 million in Common OP Units valued at $45 per unit. During 2001, the allocation of the purchase price was finalized, which resulted in changes to amounts included in the prior year financial statements.

Limited Partnership Acquisitions

During 2001 and 2000, the Company acquired limited partnership interests in various partnerships in which affiliates of the Company served as a general partner. The Company paid approximately $178 million in cash and OP Units and $195 million in cash and OP Units, during 2001 and 2000, respectively, in connection with such tender offers, a portion of which related to increasing interest in consolidated properties.

NOTE 5. INVESTMENTS IN UNCONSOLIDATED REAL ESTATE PARTNERSHIPS

The Company owns general and limited partner interests in approximately 487 unconsolidated real estate partnerships at December 31, 2001. The interests were acquired through acquisitions, direct purchases and separate offers to other limited partners. The Company's total ownership interests in these unconsolidated real estate partnerships range from 1% to 99%. However, based on the provisions of the related partnership agreements, which grant varying degrees of control, the Company is not deemed to have control of these partnerships sufficient to require or permit consolidation for accounting purposes.

The following table provides selected combined financial information for the Company's unconsolidated real estate partnerships as of and for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Real estate, net of accumulated depreciation	$ 1,848,659	$ 2,215,184	$ 2,930,748
Total assets	2,212,779	2,703,753	3,501,195
Secured and other notes payable	2,854,195	3,574,971	2,940,819
Total liabilities	3,114,349	3,786,855	3,536,646
Partners' deficit	(901,570)	(1,083,102)	(35,451)
Rental and other property revenues	670,661	777,621	1,120,888
Property operating expenses	(347,309)	(408,198)	(582,523)
Net operating income	323,352	369,423	538,365
Depreciation expense	(141,123)	(140,730)	(237,066)
Interest expense	(218,635)	(232,995)	(269,163)
Net income	82,140	135,927	42,106

The decrease in the amounts in the above table from year to year was due to the Company's purchase of controlling interests in, and resultant consolidation of, various partnerships previously accounted for under the equity method. In 2000, the Company acquired general and limited partnership interests in various partnerships as part of the Oxford acquisition, which closed on September 20, 2000, increasing the resulting partnership debt.

NOTE 6. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

In prior years, in order to satisfy certain requirements of the Internal Revenue Code applicable to the Company's status as a REIT, certain assets of the Company were held through unconsolidated subsidiaries in which the AIMCO Operating Partnership held non-voting preferred stock representing a 99% economic interest and certain officers and directors of the Company held all of the voting common stock, representing a 1% economic interest. As a result of the controlling ownership interest in the unconsolidated subsidiaries being held by others, the Company accounted for its interest in the unconsolidated subsidiaries using the equity method through December 31, 2000.

The REIT Modernization Act, which became effective January 1, 2001, among other things, permits REITS to own taxable REIT subsidiaries. Therefore, effective January 1, 2001, the Company acquired the 1% controlling ownership interest in the unconsolidated subsidiaries. As a result, the Company began consolidating these subsidiaries as of January 1, 2001.

The following table provides selected combined historical financial information for the Company's unconsolidated subsidiaries as of and for the years ended December 31, 2000 and 1999 (in thousands):

	2000	1999
Total assets	$ 649,813	$ 166,019
Total liabilities	654,076	128,423
Stockholders' equity (deficit)	(4,263)	37,596
Total revenues	158,609	139,667
Total expenses	(154,487)	(142,515)
Net income (loss)	4,122	(2,848)

NOTE 7. NOTES RECEIVABLE

The following table summarizes the Company's notes receivable from unconsolidated real estate partnerships and subsidiaries at December 31, 2001 and 2000 (in thousands):

	Notes Receivable from Unconsolidated Real Estate Partnerships		Notes Receivable from Unconsolidated Subsidiaries	
	2001	2000	2001	2000
Par value notes	$ 135,750	$ 83,258	$ —	$ 218,873
Discounted notes	107,761	82,823	—	—
Less: General partner notes payable	—	—	—	(28,420)
Total	$ 243,511	$ 166,081	$ —	$ 190,453

The Company recognizes interest income earned from its investments in notes receivable when the collectibility of such amounts is both probable and estimable. The notes receivable were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes").

As of December 31, 2001 and 2000, the Company held, primarily through its consolidated subsidiaries, $135.8 million and $83.3 million, respectively, of par value notes receivable from unconsolidated real estate partnerships, including accrued interest, for which management believes the collectibility of such amounts is both probable and estimable. As such, interest income from the par value notes is generally recognized as it is earned. Interest income from such notes for the years ended December 31, 2001, 2000 and 1999, totaled $26.0 million, $25.6 million, and $12.2 million, respectively.

As of December 31, 2001 and 2000, the Company held discounted notes, including accrued interest, with a carrying value of $107.8 million and $82.8 million, respectively. The total face value plus accrued interest of these notes was $270.7 million and $232.8 million in 2001 and 2000, respectively. Effective January 1, 2001, the Company began consolidating its previously unconsolidated subsidiaries (see Note 6). As a result, the notes receivable from unconsolidated subsidiaries have been eliminated and notes receivable from unconsolidated real estate partnerships have increased, and includes discounted notes that were held at the previously unconsolidated subsidiaries.

Under the cost recovery method, the discounted notes are carried at the acquisition amount, less subsequent cash collections, until such time as collectibility is probable and the timing and amounts are estimable. Based upon closed or pending transactions (including sales activity), market conditions, and improved operations of the obligor, among other things, certain notes and the related discounts have been determined to be collectible. Accordingly, interest income that had previously been deferred and portions of the related discounts were recognized as interest income during the period. For the years ended December 31, 2001, 2000 and 1999, the Company recognized deferred interest income and discounts of approximately $9.9 million ($0.14 per share (basic) and $0.13 per share (diluted)), $26.4 million ($0.39 per share (basic) and $0.38 per share (diluted)), and $32.5 million ($0.52 per share (basic) and $0.51 per share (diluted)), respectively. These amounts are net of allocated expenses in 2001, 2000 and 1999 of $4.4 million, $4.3 million and $0, respectively. Interest income is ultimately collected in cash or through foreclosure of the property securing the note within 12 months from the date that such amounts were determined to be collectible, and the remainder is collected in the following six months.

As of December 31, 2000, the Company held $218.9 million of par value notes receivable from unconsolidated subsidiaries. In 2000, in connection with the Oxford acquisition, the Company sold certain assets and liabilities to the unconsolidated subsidiaries in exchange for notes receivable. The Company also acquired, in the Oxford acquisition, notes receivable that were payable from Oxford entities that are now owned by the unconsolidated subsidiaries. Certain general partner notes are held at the unconsolidated subsidiaries and, therefore, the general partner payables ($28.4 million) related to these notes are offset against the Company's notes receivable from unconsolidated subsidiaries. Effective January 1, 2001, the Company began consolidating its previously unconsolidated subsidiaries (see Note 6).

NOTE 8. SECURED NOTES PAYABLE

The following table summarizes the Company's secured notes payable at December 31, 2001 and 2000, all of which are non-recourse to the Company (in thousands):

	2001	2000
Fixed rate, interest only ranging from 6.00% to 6.25%, non-amortizing notes maturing at various dates through 2025	$ 2,578	$ 537
Fixed rate, interest only ranging from 6.95% to 10.00%, non-amortizing notes maturing at various dates through 2005	45,107	34,923
Fixed rate, convertible to amortizing construction loan, maturing in 2020	90,000	51,572
Fixed rate, ranging from 6.25% to 10.50%, partially amortizing notes maturing at various dates through 2031	1,062,634	1,047,585
Fixed rate, ranging from 5.98% to 12.00%, fully-amortizing notes maturing at various dates through 2038	2,222,469	2,109,158
Variable rate, ranging from 3.46% to 5.85%, fully-amortizing notes maturing at various dates through 2025	24,345	6,191
Variable rate, 6.875%, non-amortizing notes maturing in 2022	7,604	8,376
Total	$ 3,454,737	$ 3,258,342

As of December 31, 2001, the scheduled principal amortization and maturity payments for the Company's secured notes payable are as follows (in thousands):

	Amortization	Maturities	Total
2002	$ 84,118	$ 111,192	$ 195,310
2003	86,743	197,836	284,579
2004	92,810	49,826	142,636
2005	99,364	112,633	211,997
2006	102,421	174,016	276,437
Thereafter			2,343,778
			$ 3,454,737

NOTE 9. SECURED TAX-EXEMPT BOND FINANCING

The following table summarizes the Company's secured tax-exempt bond financing at December 31, 2001 and 2000, all of which is non-recourse to the Company (in thousands):

	2001	2000
Fixed rate, 5.375% interest only, non-amortizing bonds, due 2002	$ 6,700	$ 6,700
Fixed rate, sinking fund bonds, ranging from 5.00% to 10.00%, due at various dates through 2036	116,507	56,423
Fixed rate, fully-amorizing bonds, ranging from 4.92% to 7.6%, due at various dates through 2036	289,768	297,186
Variable rate, sinking fund bonds, ranging from 1.8% to 10.0%, due at various dates through 2029	278,838	294,141
Variable rate, partially amortizing bonds, ranging from 4.50% to 8.4%, due at various dates through 2026	278,635	51,155
Variable rate, fully amortizing bonds, ranging from 4.88% to 5.54%, due at various dates through 2026	48,726	43,096
Variable rate, cash flow amortizing bonds, ranging from 3.7% to 7.15%, due 2002	16,214	—
Variable rate, interest only bonds, ranging from 5.4% to 11.0%, due at various dates through 2025	57,217	24,332
Total	$ 1,092,605	$ 773,033

As of December 31, 2001, the scheduled principal amortization and maturity payments for the Company's secured tax-exempt bonds are as follows (in thousands):

	Amortization	Maturities	Total
2002	$ 13,923	$ 22,914	$ 36,837
2003	14,752	22,944	37,696
2004	15,416	89	15,505
2005	15,910	18,311	34,221
2006	16,861	25,385	42,246
Thereafter			926,100
			$ 1,092,605

NOTE 10. TERM LOAN

In September 2000, the Company closed a term loan from Bank of America, N.A., Lehman Commercial Paper Inc. and several other lenders, pursuant to a term loan with a total availability of $302 million to finance part of the Oxford acquisition. Transaction costs (including advisory fees) incurred on the term loan were $9.4 million. The borrowers under the term loan were the AIMCO Operating Partnership, NHP Management Company and AIMCO/Bethesda Holdings, Inc., and all obligations thereunder were guaranteed by AIMCO and certain of its subsidiaries. In March 2001, the Company paid off the remaining balance of the term loan and charged to operations approximately $2.2 million for the complete amortization of deferred financing and loan origination costs related to the term loan.

NOTE 11. CREDIT FACILITY

On November 6, 2001, the Company amended and restated its revolving credit facility. The commitment remains $400 million, and the number of lender participants in the facility's syndicate is ten. The obligations under the amended and restated credit facility are secured by a first priority pledge of certain non-real estate assets of the Company and the stock of certain subsidiaries of the Company. Borrowings under the amended and restated credit facility are available for general corporate purposes. The amended and restated credit facility matures in July 2004 and can be extended once at AIMCO's option, for a term of one year. The annual interest rate under the credit facility is based either on LIBOR or a base rate which is the higher of Bank of America's reference rate of 0.50% over the federal funds rate, plus, in either case, an applicable margin. From November 6, 2001 through July 31, 2002, the margin ranges between 2.05% and 2.55%, in the case of LIBOR-based loans, and between 0.55% and 1.05%, in the case of base rate loans, based upon a fixed charge coverage ratio. Commencing August 1, 2002 through maturity, the margin will range between 1.60% and 2.35%, in the case of LIBOR-based loans, and between 0.20% and 0.95% in the case of base rate loans, based upon a fixed charge coverage ratio. The financial covenants contained in the credit facility require the Company to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.70 to 1.0. In addition, the credit facility limits AIMCO from distributing more than 80% of its Funds From Operations (as defined in the credit facility documentation) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT). The credit facility imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. As of December 31, 2001, the Company was in compliance with all financial covenant requirements. The weighted average interest rate at December 31, 2001 was 4.72%, and the balance outstanding was $213.5 million. The amount available under the credit facility at December 31, 2001 and 2000 was $186.5 million (less $5.1 million for outstanding letters for credit) and $95.3 million (less $1.2 million for outstanding letters for credit), respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Legal

The Company is a party to various legal actions resulting from its operating activities. These actions are routine litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which are expected to have a material adverse effect on the consolidated financial condition or results of operations of the Company and its subsidiaries taken as a whole.

Limited Partnerships

In connection with the Company's acquisitions of interests in limited partnerships that own properties, the Company and its affiliates are sometimes subject to legal actions, including allegations that such activities may involve breaches of fiduciary duties to the limited partners of such partnerships or violations of the relevant partnership agreements. The Company believes it complies with its fiduciary obligations and relevant partnership agreements, and does not expect such legal actions to have a material adverse effect on the consolidated financial condition or results of operations of the Company and its subsidiaries taken as a whole. The Company may incur costs in connection with the defense or settlement of such litigation, which could adversely affect the Company's desire or ability to complete certain transactions or otherwise have a material adverse effect on the Company and its subsidiaries.

Conclusion of Investigations of HUD Management Arrangements

In July 1999, The National Housing Partnership ("NHP") received a grand jury subpoena requesting documents relating to NHP's management of HUD-assisted or HUD-insured multi-family projects and NHP's operation of a group purchasing program created by NHP, known as Buyers Access. The subpoena related to the same subject matter as subpoenas NHP received in October and December of 1997 from the HUD Inspector General. NHP has been informed that the grand jury investigation has been terminated.

Separately, in July 2001, AIMCO entered into a Settlement Agreement and Release with HUD, which resolves, without any finding of wrongdoing, all civil matters that were the subject of a HUD Inspector General investigation. A payment of $4.2 million was made by AIMCO on behalf of NHP in connection with the settlement. This payment had been fully accrued for by the Company at the time of the acquisition of NHP as a pre-acquisition contingency and, therefore, had no effect on the financial condition or results of operations of the Company.

Environmental

Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances present on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at affected apartment communities and our ability to sell or finance affected properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous or toxic substances is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of our properties, the Company could potentially be liable for environmental liabilities or costs associated with its properties or properties it acquires or manages in the future.

Other Legal Matters

In December 2001, the Company and certain of its affiliated partnerships that own properties voluntarily entered into an agreement with the U.S. Environmental Protection Agency ("EPA") and HUD pursuant to which they agreed to pay a fine of $130,000, conduct lead-based paint inspections and other testing, if necessary, on properties initially built prior to 1978, and re-issue lead-based paint disclosures to residents of such properties which have not been certified as lead-base paint free. In return, neither the Company nor its properties will be subject to any additional fines for inadequate disclosures prior to the Company's execution of the agreement. The cost of the settlement, inspections and remediations incurred to date had been reserved for at the time the Company acquired the NHP and Insignia portfolios. Any remaining costs are not expected to be material.

On January 30, 2002, AIMCO and four of its affiliated partnerships were named as defendants in a lawsuit brought by the City Attorney for the City and County of San Francisco in the Superior Court, County of San Francisco. The City Attorney asserts that the defendants have violated certain state and local residential housing codes, and engaged in unlawful business practices and unfair competition, in connection with four properties owned and operated by the affiliated partnerships. The City Attorney asserts civil penalties from $500 to $1,000 per day for each affected unit, as well as other statutory and equitable relief. The Company has engaged in preliminary discussions with the City Attorney to resolve the lawsuit. In the event it is unable to resolve the lawsuit, the Company believes it has meritorious defenses to assert and will vigorously defend itself. While the outcome of any litigation is uncertain, the Company does not believe that the ultimate outcome will have a material impact upon the Company's financial condition taken as a whole.

Operating Leases

The Company is obligated under office space and equipment non-cancelable operating leases. In addition, the Company subleases certain of its office space to tenants under non-cancelable subleases. Approximate minimum annual rentals under operating leases and approximate minimum payments to be received under annual subleases for the five years ending after December 31, 2001 are as follows (in thousands):

	Operating Lease Payments	Sublease Receipts
2002	$ 5,051	$ 756
2003	4,046	661
2004	3,500	661
2005	1,941	468
2006	1,497	372
Total	$ 16,035	$ 2,918

Substantially all of the office space and equipment subject to the operating leases described above are for the use of its corporate offices and regional operating centers. Rent expense recognized totaled $4.5 million, $5.6 million and $5.8 million in 2001, 2000 and 1999, respectively, including amounts recognized in 2000 and 1999 by the unconsolidated subsidiaries. Sublease receipts for 2001, 2000 and 1999 were not material.

NOTE 13. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES

In connection with the Insignia merger, the Company assumed the obligations under the Trust Based Convertible Preferred Securities with an aggregate liquidation amount of $149.5 million. The securities mature on September 30, 2016 and require distributions at the rate of 6.5% per annum, with quarterly distributions payable in arrears. The securities are convertible by the holders at any time through September 30, 2016 and may be redeemed by the Company on or after November 1, 1999. Each $50 of liquidation value of the securities can be converted into Class A Common Stock at a conversion price of $49.61, which equates to 1.007 shares of Class A Common Stock. In 2001 and 2000, the holders of the securities converted a total of $11.7 million and $117.2 million, respectively, of the $149.5 million of the securities into approximately 238,000 and 2,363,000 shares of Class A Common Stock.

NOTE 14. TRANSACTIONS INVOLVING MINORITY INTERESTS IN AIMCO OPERATING PARTNERSHIP

The Company completed tender offers for limited partnership interests and acquisitions of individual properties resulting in the issuance of approximately 912,000 and 2,189,000 Common OP Units in 2001 and 2000, respectively. Of the 2,189,000 Common OP Units issued in 2000, approximately 1,382,000 were issued in connection with the acquisition of interests in Oxford properties. The Company also issued Preferred OP Units to acquire individual properties and limited partnership interests.

As of December 31, 2001 and 2000, the following amounts of Preferred OP Units that are convertible either to Class A Common Stock or Common OP Units were outstanding (in thousands):

	2001	2000
Class One Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holder to receive dividends at 8% ($8.00 per annum per unit)	90	90
Class Two Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holders to receive dividends at 8% ($2.00 per annum per unit)	78	80
Class Three Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holders to receive dividends at 9.5% ($2.375 per annum per unit)	1,536	1,682
Class Four Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holders to receive dividends at 8% ($2.00 per annum per unit)	757	759
Class Five Partnership Preferred Units, redeemable in cash at any time at the option of the AIMCO Operating Partnership, holder to receive dividends equal to the per unit distribution on the Common OP Units ($3.12 per unit for 2001 and $2.80 per unit for 2000)	69	69
Class Six Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holder to receive dividends at 8.5% ($2.125 per annum per unit)	808	859
Class Seven Partnership Preferred Units, redeemable to Class A Common Stock in one year from issuance, holder to receive dividends at 9.5% ($2.375 per annum per unit)	30	30
Class Eight Partnership Preferred Units, redeemable to Class A Common Stock at any time at the option of the AIMCO Operating Partnership, holder to receive dividends equal to the per unit distribution on the Common OP Units ($3.12 per unit for 2001 and $2.80 per unit for 2000)	6	6
Class Nine Partnership Preferred Units, convertible into Common OP Units in one year from the date of issuance (subject to certain conditions), holder to receive dividends at 9% ($2.25 per annum per unit)	1,239	—
Total	4,613	3,575

In addition to the above units, in January 2001 there were 2,379,084 Class I High Performance Partnership Units issued (see Note 20).

NOTE 15. REGISTRATION STATEMENTS

On November 7, 2001, AIMCO and the AIMCO Operating Partnership filed a shelf registration statement with the Securities Exchange Commission ("SEC") with respect to an aggregate of $822 million of debt and equity securities of AIMCO and $500 million of debt securities of the AIMCO Operating Partnership, all of which was carried forward from AIMCO's 1998 shelf registration statement. The registration statement was declared effective by the SEC on November 9, 2001. As of December 31, 2001, the Company had $822 million available and the AIMCO Operating Partnership had $500 million available from this registration statement. The Company expects to finance pending acquisitions of real estate interests with the issuance of equity and debt securities under the shelf registration statement or short-term borrowings.

NOTE 16. STOCKHOLDERS' EQUITY

Preferred Stock

At December 31, 2001 and 2000, the Company had the following classes of preferred stock outstanding (in thousands):

	2001	2000
PERPETUAL:		
Class C Cumulative Preferred Stock, $.01 par value, 2,400,000 shares authorized, 2,400,000 and 2,400,000 shares issued and outstanding; dividends payable at 9.0%, per annum	$ 59,845	$ 59,845
Class D Cumulative Preferred Stock, $.01 par value, 4,200,000 shares authorized, 4,200,000 and 4,200,000 shares issued and outstanding; dividends payable at 8.75%, per annum	105,000	105,000
Class G Cumulative Preferred Stock, $.01 par value, 4,050,000 shares authorized, 4,050,000 and 4,050,000 shares issued and outstanding; dividends payable at 9.375%, per annum	101,000	101,000
Class H Cumulative Preferred Stock, $.01 par value, 2,000,000 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding; dividends payable at 9.5%, per annum	49,925	49,925
Class Q Cumulative Preferred Stock, $.01 par value, 2,530,000 shares authorized, 2,530,000 and no shares issued and outstanding; dividends payable at 10.10%, per annum	63,250	—
Class R Cumulative Preferred Stock, $.01 par value, 4,940,000 shares authorized, 4,940,000 and no shares issued and outstanding; dividends payable at 10.0%, per annum	123,500	—
	502,520	315,770
CONVERTIBLE:		
Class B Cumulative Convertible Preferred Stock, $.01 par value, 750,000 shares authorized, 419,471 and 419,471 shares issued and outstanding	41,947	41,947
Class K Convertible Cumulative Preferred Stock, $.01 par value, 5,000,000 shares authorized, 5,000,000 and 5,000,000 shares issued and outstanding	125,000	125,000
Class L Convertible Cumulative Preferred Stock, $.01 par value, 5,000,000 shares authorized, 5,000,000 and 5,000,000 shares issued and outstanding	125,000	125,000
Class M Convertible Cumulative Preferred Stock, $.01 par value, 1,600,000 shares authorized, 1,200,000 and 1,200,000 shares issued and outstanding	30,000	30,000
Class N Convertible Cumulative Preferred Stock, $.01 par value, 4,000,000 shares authorized, 4,000,000 and 4,000,000 shares issued and outstanding	100,000	100,000
Class O Cumulative Convertible Preferred Stock, $.01 par value, 1,904,762 shares authorized, 1,904,762 and 1,904,762 shares issued and outstanding	100,000	100,000
Class P Convertible Cumulative Preferred Stock, $.01 par value, 4,000,000 shares authorized, 4,000,000 and no shares issued and outstanding	100,000	—
	621,947	521,947
Total	$ 1,124,467	$ 837,717

All classes of preferred stock are on equal parity and are senior to the Class A Common Stock. The holders of each class of preferred stock are generally not entitled to vote on matters submitted to stockholders. Dividends on all preferred stocks are subject to being declared by the Company's Board of Directors.

Holders of the Class B Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") are entitled to receive, cash dividends in an amount per share equal to the greater of (i) $7.125 per year (equivalent to 7.125% of the liquidation preference) or (ii) the cash dividends declared on the number of shares of Class A Common Stock into which one share of Class B Preferred Stock is convertible. Each share of Class B Preferred Stock is convertible, at the option of the holder, beginning August 1998, into 3.284 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was based upon the fair market value of the Class A Common Stock on the commitment date. In 2000, 330,529 shares of Class B Preferred Stock were converted into 1,085,480 shares of Class A Common Stock.

Holders of Class K Convertible Cumulative Preferred Stock (the "Class K Preferred Stock"), which was issued on February 18, 1999, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.00 per year (equivalent to 8%

of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class K Preferred Stock is convertible. Beginning with the third anniversary of the date of original issuance, holders of Class K Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) $2.50 per year (equivalent to 10% of the liquidation preference), or (ii) the cash dividends payable on the number of Class A Common Stock into which a share of Class K Preferred is convertible. Each share of Class K Preferred Stock is convertible, at the option of the holder, into 0.5952 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after February 20, 2002, shares of Class K Preferred Stock are subject to redemption at the Company's option.

Holders of Class L Convertible Cumulative Preferred Stock (the "Class L Preferred Stock"), which was issued on May 28, 1999, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.025 per year (equivalent to 8.1% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class L Preferred Stock is convertible. Beginning with the third anniversary of the date of original issuance, the holders of Class L Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) $2.50 per year (equivalent to 10% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class L Preferred Stock is convertible. Each share of Class L Preferred Stock is convertible, at the option of the holder, into 0.5379 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after May 28, 2002, shares of Class L Preferred Stock are subject to redemption at the Company's option.

Holders of Class M Convertible Cumulative Preferred Stock (the "Class M Preferred Stock"), which was issued on January 13, 2000, are entitled to receive, for the period beginning January 13, 2000 through and including January 13, 2003, cash dividends in an amount per share equal to the greater of (i) $2.125 per year (equivalent to 8.5% of the liquidation preference) or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class M Preferred Stock is convertible. Beginning with the third anniversary of the date of original issuance, the holder of Class M Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) $2.3125 per year (equivalent to 9.25% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class M Preferred Stock is convertible. Each share of Class M Preferred Stock is convertible, at the option of the holder, into 0.5682 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after January 13, 2003, shares of Class M Preferred Stock are subject to redemption at the Company's option.

Holders of Class N Convertible Cumulative Preferred Stock (the "Class N Preferred Stock"), which was issued on September 12, 2000 are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.25 per year (equivalent to 9% per annum of the liquidation preference), subject to increase in the event of a change in control of AIMCO or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class N Preferred Stock is convertible. Dividends are paid on the Class N Preferred Stock quarterly, and began on October 1, 2000. Each share of Class N Preferred Stock is convertible, at the option of the holder, into 0.4762 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after September 12, 2003, shares of Class N Preferred Stock are subject to redemption at the Company's option.

Holders of Class O Cumulative Convertible Preferred Stock (the "Class O Preferred Stock"), which was issued on September 15, 2000, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $4.725 per year (equivalent to 9% per annum of the liquidation preference), subject to increase in the event of a change in control of AIMCO or (ii) the cash dividends payable on the number of shares of Class A Common Stock into which a share of Class O Preferred Stock is convertible. Dividends are paid on the Class O Preferred Stock quarterly, and began on October 1, 2000. Each share of Class O Preferred Stock is convertible, at the option of the holder, into one share of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after September 15, 2003, shares of Class O Preferred Stock are subject to redemption at the Company's option.

Holders of Class P Convertible Cumulative Preferred Stock (the "Class P Preferred Stock"), which was issued on March 26, 2001, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.25 per year (equivalent to 9% of the liquidation preference) or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class P Preferred Stock is convertible. Dividends are paid on the Class P Preferred Stock quarterly, and began on April 15, 2001. Each share of Class P Preferred Stock is convertible at the option of the holder into 0.4464 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of the Class A Common Stock on the commitment date. On and after March 26, 2004, shares of Class P Preferred Stock are subject to redemption at the Company's option. The Company may also redeem shares of Class P Preferred Stock before this date, if the closing market price of the Class A Common Stock has equaled or exceeded $56 per share.

Holders of Class Q Cumulative Preferred Stock (the "Class Q Preferred Stock"), which was issued on March 19, 2001, are entitled to receive cash dividends in an amount per share equal to $2.525 per year (equivalent to 10.10% of the liquidation preference). Dividends are paid on the Class Q Preferred Stock quarterly, and began on June 15, 2001. On and after March 19, 2006, shares of Class Q Preferred Stock are subject to redemption at the Company's option.

Holders of Class R Cumulative Preferred Stock (the "Class R Preferred Stock"), which was issued on July 20, 2001, are entitled to receive cash dividends in an amount per share equal to $2.50 per year (equivalent to 10% of the $25 liquidation preference). Dividends are paid on the Class R Preferred Stock quarterly, and began on September 15, 2001. On and after July 20, 2006, shares of Class R Preferred Stock are subject to redemption at the Company's option.

In addition to the above listed preferred stocks, the following outstanding preferred stocks are subject to redemption at the Company's option on or after the dates specified: Class C Cumulative Preferred Stock, December 23, 2002; Class D Cumulative Preferred Stock, February 19, 2003; Class G Cumulative Preferred Stock, July 15, 2008; and Class H Cumulative Preferred Stock, August 14, 2003.

The dividends paid on each class of preferred stock for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands, except per share data):

	2001		2000		1999	
Class of Preferred Stock	Amount Per Share [1]	Total Amount Paid	Amount Per Share [1]	Total Amount Paid	Amount Per Share [1]	Total Amount Paid
PERPETUAL:						
Class C	$ 2.25	$ 5,400	$ 2.25	$ 5,400	$ 2.25	$ 5,400
Class D	2.19	9,188	2.19	9,188	2.19	9,188
Class G	2.34	9,492	2.34	9,492	2.34	9,492
Class H	2.38	4,750	2.38	4,750	2.38	4,750
Class Q	1.87 [5]	4,720	—	—	—	—
Class R	1.01 [5]	4,974	—	—	—	—
		38,524		28,830		28,830
CONVERTIBLE:						
Class B	10.25	4,297	9.20	7,137	8.21	6,158
Class J	—	—	—	—	3.16 [2]	3,956
Class K	2.00	10,000	2.00	10,000	1.50 [3]	7,500
Class L	2.03	10,125	2.03	10,125	1.01 [3]	5,063
Class M	2.13	2,550	1.59 [4]	1,913	—	—
Class N	2.25	9,000	0.12 [4]	475	—	—
Class O	4.73	9,000	0.24 [4]	450	—	—
Class P	1.25 [5]	5,000	—	—	—	—
		49,972		30,100		22,677
Total		$ 88,496		$ 58,930		$ 51,507

[1] Amounts per share are calculated based on number of preferred shares outstanding at the end of each year.

[2] For the period from January 1, 1999 to the date of conversion to Class A Common Stock.

[3] For the period from the date of issuance to December 31, 1999.

[4] For the period from the date of issuance to December 31, 2000.

[5] For the period from the date of issuance to December 31, 2001.

Common Stock

During 2001 and 2000, the Company issued approximately 241,000 shares and 258,000 shares, respectively, of Class A Common Stock to certain executive officers (or entities controlled by them) at market prices. In exchange for the shares purchased, the executive officers (or entities controlled by them) executed notes payable totaling $10.7 million and $7.7 million, respectively. These notes, which are 25% recourse to the holder, have a 10 year maturity and bear interest at rates between 6.25% and 7.25% annually. Total payments on such notes from officers in 2001 and 2000 were $8.5 million and $15.1 million, respectively. In addition, in 2001 and 2000, the Company issued approximately 172,000 and 42,000 restricted shares of Class A Common Stock, respectively, to certain executive officers. The restricted stock was issued at the fair market value of the Class A Common Stock on the date of issuance. The restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and shall be subject to a risk of forfeiture within the vesting periods of 3 to 5 years.

During 2001 and 2000, the Company repurchased and retired approximately 772,000 and 69,000 shares of Class A Common Stock at an average price of $43.15 and $37.39 per share, respectively.

NOTE 17. STOCK OPTION PLANS AND STOCK WARRANTS

The Company has adopted the 1994 Stock Option Plan of Apartment Investment and Management Company (the "1994 Plan"), the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (the "1997 Plan") and the Apartment Investment and Management Company Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan") to attract and retain officers, key employees and independent directors. The 1994 Plan provides for the granting of a maximum of 150,000 options to purchase common shares. The 1996 Plan provides for the granting of a maximum of 500,000 options to purchase common shares. The 1997 Plan provides for the granting of a maximum of 20,000,000 options to purchase common shares. The Non-Qualified Plan provides for the granting of a maximum of 500,000 options to purchase common shares and allows for the granting of non-qualified stock options. The 1994 Plan, the 1996 Plan and the 1997 Plan allow for the grant of incentive and non-qualified stock options, and together with the Non-Qualified Plan, are administered by the Compensation Committee of the Board of Directors. The 1994 Plan also provides for a formula grant of the non-qualified stock options to the independent directors to be administered by the Board of Directors to the extent necessary. The exercise price of the options granted may not be less than the fair market value of the common stock at the date of grant. The term of the incentive and non-qualified options is ten years from the date of grant. The options vest over a one to five-year period from the date of grant. Terms may be modified at the discretion of the Compensation Committee of the Board of Directors.

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options and warrants granted subsequent to December 31, 1994 under the fair value method. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes valuation model with the following assumptions:

	2001	2000	1999
Risk free interest rates	4.4%	6.1%	5.0%
Expected dividend yield	6.9%	6.8%	6.6%
Volatility factor of the expected market price of the Company's common stock	0.193	0.192	0.183
Weighted average expected life of options	4.5 years	4.5 years	4.5 years

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options and for warrants which have no vesting restrictions and are fully transferable. In addition, the valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options and warrants.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized over the options' vesting period. The Company's pro forma information for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands, except per share data):

	2001	2000	1999
Pro forma net income attributable to common stockholders	$ 13,780	$ 31,396	$ 17,606
Pro forma basic earnings per common share	$ 0.19	$ 0.46	$ 0.28
Pro forma diluted earnings per common share	$ 0.19	$ 0.45	$ 0.28

The effects of applying SFAS 123 in calculating pro forma income attributable to common stockholders and pro forma basic earnings per share may not necessarily be indicative of the effects of applying SFAS 123 to future years' earnings.

The following table summarizes the option and warrants activity for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Options And Warrants	Weighted Average Exercise Price	Options And Warrants	Weighted Average Exercise Price	Options And Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	8,235,000	$ 37.80	8,660,000	$ 37.78	8,325,000	$ 36.38
Granted	1,126,000	47.18	219,000	39.89	1,000,000	37.14
Exercised	(547,000)	34.94	(594,000)	17.31	(490,000)	13.78
Forfeited	(491,000)	38.34	(50,000)	37.02	(175,000)	34.68
Outstanding at end of year	8,323,000	$ 38.71	8,235,000	$ 37.80	8,660,000	$ 37.78
Exercisable at end of year	3,925,000	$ 37.31	3,942,000	$ 37.54	1,643,000	$ 37.55
Weighted-average fair value of options and warrants granted during the year		$ 3.92		$ 4.65		$ 3.41

At December 31, 2001, exercise prices for outstanding and exercisable options range from $17.13 to $43.85, and for warrants range from $36.00 to $41.00. The remaining weighted-average contractual life of the options is six years.

On December 14, 1998, the Company sold, in a private placement, 1.4 million Class B partnership preferred units (the "Class B Preferred OP Units") of a subsidiary of the AIMCO Operating Partnership for $30.85 million. As a part of the transaction, the Company also sold a warrant to purchase 875,000 shares of Class A Common Stock for $4.15 million. On January 14, 2002, AIMCO redeemed the Class B Preferred OP Units, paid accrued dividends and settled the warrant for a total of 447,991 shares of Class A Common Stock and 444,247 Common OP Units.

On December 2, 1997, AIMCO issued warrants (the "Oxford Warrants") exercisable to purchase up to an aggregate of 500,000 shares of Class A Common Stock at $41 per share. The Oxford Warrants were issued to affiliates of Oxford Realty Financial Group, Inc., a Maryland corporation ("Oxford"), in connection with the amendment of certain agreements pursuant to which the Company manages properties formerly controlled by Oxford or its affiliates. The Oxford Warrants were amended in connection with the acquisition of the Oxford entities in September 2000, are currently exercisable and terminate on December 31, 2006.

NOTE 18. EARNINGS PER SHARE

The following table illustrates the calculation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands, except per share data):

	2001	2000	1999
NUMERATOR:			
Net income	$ 107,352	$ 99,178	$ 77,527
Less: Net income attributable to preferred stockholders	(90,331)	(63,183)	(53,453)
Numerator for basic and diluted earnings per share — net income attributable to common stockholders	$ 17,021	$ 35,995	$ 24,074
DENOMINATOR:			
Denominator for basic earnings per share — weighted average number of shares of common stock outstanding	72,458	67,572	62,242
Effect of dilutive securities:			
Dilutive potential common shares	1,190	1,491	1,204
Denominator for diluted earnings per share	73,648	69,063	63,446
Basic earnings per common share:			
Operations	$ 0.03	$ 0.18	$ 0.42
Gain (loss) on disposition of real estate property	0.20	0.35	(0.03)
Total	$ 0.23	$ 0.53	$ 0.39
Diluted earnings per common share:			
Operations	$ 0.03	$ 0.17	$ 0.41
Gain (loss) on disposition of real estate property	0.20	0.35	(0.03)
Total	$ 0.23	$ 0.52	$ 0.38

The Class B Preferred Stock, the Class J Preferred Stock (1999), the Class K Preferred Stock, the Class L Preferred Stock, the Class M Preferred Stock, the Class N Preferred Stock, the Class O Preferred Stock and the Class P Preferred Stock are convertible into Class A Common Stock (see Note 16). The Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class Q Preferred Stock and the Class R Preferred Stock are not convertible. All of the convertible preferred stock is anti-dilutive on an "as converted" basis, therefore, all of the dividends are deducted to arrive at the numerator and no additional shares are included in the denominator.

NOTE 19. RECENT ACCOUNTING DEVELOPMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, *Business Combinations* ("SFAS 141") and Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires the Company to reflect intangible assets apart from goodwill and supercedes previous guidance related to business combinations. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The Company does not anticipate that the adoption of SFAS 141 will have a material effect on its financial position or results of operations. SFAS 142 eliminates amortization of goodwill and indefinite lived intangible assets and requires the Company to perform impairment tests at least annually on all goodwill and other indefinite lived intangible assets. The requirements of SFAS 142 are effective for the Company beginning January 1, 2002. The Company anticipates that the adoption of the non-amortization provision of SFAS 142 will result in an increase of annual net income, net of minority interest, of $6.9 million ($0.09 per diluted share) per year.

In October 2001, FASB issued Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 establishes criteria beyond that previously specified in Statement of Financial Accounting Standard No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* (SFAS 121), to determine when a long-lived asset is classified as held for sale and it provides a single accounting model for the disposal of long-lived assets. SFAS 144 is effective for the Company beginning January 1, 2002. The Company anticipates that the adoption of SFAS 144 will cause the Company to report assets held for sale (as defined by SFAS 144) as discontinued operations. The results of discontinued operations, less applicable income taxes, will be a separate component of income on the income statement.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issue* ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28 for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. The Company believes that it is in compliance with the guidelines set forth in SAB 102.

NOTE 20. DILUTIVE SECURITIES

In January 1998, the AIMCO Operating Partnership sold an aggregate of 15,000 Class I High Performance Partnership Units ("other units") to a joint venture comprised of fourteen members of AIMCO's senior management and to three of AIMCO's independent directors for $2.1 million in cash. The value of these other units was determined on December 31, 2000 and the 15,000 other units converted to 2,379,084 other units in January 2001. The holders of these units will receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times as would holders of the same number of Common OP Units.

In June 2001, AIMCO shareholders approved the sale by the AIMCO Operating Partnership of an aggregate of 15,000 of its Class II, III, and IV High Performance Partnership Units (the "Class II Units", "Class III Units" and "Class IV Units," respectively, and, collectively the "High Performance Units") to three limited liability companies comprised of a limited number of AIMCO employees for an aggregate offering price of $4.9 million.

The valuation period for the Class II Units ended on December 31, 2001, with no value added, and therefore the allocable investment made by the holders of $1.275 million was lost.

At December 31, 2001, the Company did not meet the required measurement benchmarks for Class III or Class IV Units, and therefore, the Company has not recorded any value to the High Performance Units in the consolidated financial statements as of December 31, 2001, and such High Performance Units have had no dilutive effect. The table below illustrates the calculation of the value of High Performance Units at December 31, 2001 (in thousands):

Class of High Performance Unit	Final Valuation Date	AIMCO Total Return [1]	Morgan Stanley REIT Index	Minimum Return	Out-performance Return	Average Market Capitalization	Out-performance Shareholder Value Added [2]	Value of High Performance Units [3]	OP Unit Dilution	OP Unit Dilution %
Class II	Dec. 31, '01	0.21%	12.83%	11.00%	0.00%	$3,857,730	$0	$0	0	0.00%
Class III	Dec. 31, '02	0.21%	12.83%	23.20%	0.00%	$3,857,730	$0	$0	0	0.00%
Class IV	Dec. 31, '03	0.21%	12.83%	36.80%	0.00%	$3,857,730	$0	$0	0	0.00%

1 Based on a $48.36 starting price, dividend reinvestment on the dividend payment date using the closing price for that date, and an ending price based on an average of the volume weighted average trading price for the 20 trading days immediately preceding the end of the period.

2 Outperformance Return multiplied by average market capitalization

3 Outperformance Shareholder Value Added multiplied by 5%

AIMCO has additional dilutive securities, which include options, warrants, convertible preferred securities and convertible debt securities. The following table represents the total amount of common shares that would be outstanding if all dilutive securities were converted or exercised (not all of which are included in the fully diluted share count) as of December 31, 2001:

Type of Security	As of December 31, 2001
Common Stock	74,498,582
Common OP Units and other units	11,382,378
Vested options and warrants	3,925,498
Convertible preferred stock	13,320,026
Convertible Preferred OP Units	3,711,755
Convertible debt securities	415,991
Total	107,254,230

NOTE 21. TRANSACTIONS WITH AFFILIATES

The Company earns revenue from unconsolidated real estate partnerships in which the Company is the general partner and has a 25% average ownership interest. These revenues include property management services, partnership and asset management services, transactional services such as refinancing, construction supervisory and disposition services. Also, the Company is reimbursed for its costs in connection with the management of the unconsolidated real estate partnerships. Fees earned for these services for the years ended December 31, 2001, 2000 and 1999 were $37.7 million, $12.6 million and $14.2 million, respectively, and include fees earned by the previously unconsolidated subsidiaries in 2000 and 1999. There were $18 million of accounts receivable relating to these fees.

The total accounts receivable, net of allowance for doubtful accounts, due from affiliates was $55.4 million at December 31, 2001.

NOTE 22. EMPLOYEE BENEFIT PLANS

The Company offers medical, dental, life and short-term and long-term disability benefits to employees of the Company through insurance coverage of Company-sponsored plans. The medical and dental plans are self-funded and are administered by independent third parties. In addition, the Company also participates in a 401(k) defined-contribution employee savings plan. Employees who have completed six months of service are eligible to participate. The Company matches 50%-100% of the participant's contributions to the plan up to a maximum of 6% of the participant's prior year compensation. The Company match percentage is based on employee tenure. The expense incurred by the Company totaled approximately $2.8 million, $3.7 million and $2.6 million in 2001, 2000 and 1999, respectively.

NOTE 23. UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION AND SIGNIFICANT ADJUSTMENTS

Summarized unaudited consolidated quarterly information for 2001 and 2000 is provided below (amounts in thousands, except per share amounts).

	Quarter [1]			
Year Ended December 31, 2001	First	Second	Third	Fourth
Rental and other property revenues	$ 322,234	$ 323,770	$ 323,801	$ 327,959
Income from property operations	200,805	196,687	200,715	192,346
Management fees and other income primarily from affiliates	39,106	40,119	44,554	42,021
Income from investment management business	5,773	8,291	9,833	3,694
Income before minority interest in the AIMCO Operating Partnership	15,337	33,850	29,154	41,453
Net income	14,018	30,435	26,111	36,788
Basic earnings (loss) per common share	$ (0.07)	$ 0.11	$ 0.02	$ 0.16
Diluted earnings (loss) per common share	$ (0.07)	$ 0.11	$ 0.02	$ 0.16
Weighted average common shares outstanding	70,619	72,716	73,114	73,383
Weighted average common shares and common share equivalents outstanding	70,619	74,354	74,520	75,098

	Quarter [1]			
Year Ended December 31, 2000	First	Second	Third	Fourth
Rental and other property revenues	$ 224,320	$ 258,064	$ 271,079	$ 297,537
Income from property operations	131,465	149,275	160,575	169,845
Management fees and other income primarily from affiliates	9,571	10,812	12,205	7,308
Income from investment management business	4,546	5,442	2,312	3,495
Income before minority interest in the AIMCO Operating Partnership	28,454	13,160	33,457	34,646
Net income	25,882	11,822	30,236	31,238
Basic earnings (loss) per common share	$ 0.17	$ (0.04)	$ 0.22	$ 0.18
Diluted earnings (loss) per common share	$ 0.17	$ (0.04)	$ 0.21	$ 0.18
Weighted average common shares outstanding	65,947	66,261	67,715	70,366
Weighted average common shares and common share equivalents outstanding	66,315	66,261	71,733	71,942

[1] Certain reclassifications have been made to 2001 and 2000 quarterly amounts to conform to the full year 2001 presentation.

During the quarter ended December 31, 2001, the Company recorded the following adjustments affecting previous quarters. These adjustments, in total, did not have an overall material impact on net income for any one quarter.

Adjustment	Income (Expense) (in thousands)
Interest expense	$ 10,598
Capitalized costs	4,629
Distributions to minority interest partners in excess of income	(9,207)
Insurance claim losses	(4,016)
Interest and other income	(3,400)
Depreciation and amortization expense	(3,202)
Health insurance	(1,950)
Other	(1,282)
Net expense	(7,830)
Minority interest share	1,018
Impact on net income for the quarter ended December 31, 2001	$ (6,812)

NOTE 24. INDUSTRY SEGMENTS

AIMCO has two reportable segments: real estate and investment management business. The Company owns and operates multi-family apartment communities throughout the United States and Puerto Rico which generate rental and other property related income through the leasing of apartment units to a diverse base of tenants. The Company separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities has similar economic characteristics, facilities, services and tenants, the apartment communities have been aggregated into a single apartment communities segment, or real estate segment. There are different components of the multi-family business for which management considers disclosure to be useful. All real estate revenues are from external customers and no revenues are generated from transactions with other segments. There were no tenants that contributed 10% or more of the Company's total revenues during 2001, 2000, or 1999. The Company also manages apartment properties for third parties and affiliates through its investment management business segment. As disclosed, a significant portion of the revenues of the investment management business are from affiliates of the Company.

The performance measure used by management of the Company for each segment is its contribution to free cash flow ("Free Cash Flow" ("FCF")). Free Cash Flow is defined by the Company as net operating income minus the capital spending required to maintain the related assets. Free Cash Flow measures profitability prior to the cost of capital. Other performance measures also used by management of the Company include funds from operations, adjusted funds from operations and earnings before structural depreciation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The following tables present the contribution (separated between consolidated and unconsolidated activity) to the Company's Free Cash Flow for the years ended December 31, 2001, 2000 and 1999, from these segments, and a reconciliation of Free Cash Flow to funds from operations, funds from operations less a reserve for capital replacements, and net income (in thousands, except equivalent units (ownership effected and period weighted) and monthly rents):

Free Cash Flow from Business Components

For the Years Ended December 31, 2001, 2000 and 1999 (in thousands, except unit data)

	2001			
	Consolidated	Unconsolidated	Total	%
REAL ESTATE				
Conventional				
Average monthly rent greater than $1,000 per unit (equivalent units of 9,073, 4,835 and 2,293 for 2001, 2000 and 1999)	$ 85,494	$ 8,819	$ 94,313	11.5%
Average monthly $900 to $1,000 per unit (equivalent units of 9,068, 4,832 and 2,292 for 2001, 2000 and 1999)	75,878	2,662	78,540	9.6%
Average monthly rent $800 to $900 per unit (equivalent units of 12,680, 6,851 and 4,423 for 2001, 2000 and 1999)	91,365	4,986	96,351	11.7%
Average monthly rent $700 to $800 per unit (equivalent units of 18,763, 10,608 and 9,310 for 2001, 2000 and 1999)	101,176	8,842	110,018	13.4%
Average monthly rent $600 to $700 per unit (equivalent units of 36,556, 30,422 and 16,494 for 2001, 2000 and 1999)	171,582	14,706	186,288	22.7%
Average monthly rent $500 to $600 per unit (equivalent units of 37,701, 40,529 and 29,492 for 2001, 2000 and 1999)	130,750	12,458	143,208	17.4%
Average monthly rent less than $500 per unit (equivalent units of 17,267, 21,455 and 29,387 for 2001, 2000 and 1999)	40,270	2,297	42,567	5.2%
Subtotal conventional real estate contribution to Free Cash Flow	696,515	54,770	751,285	91.5%
Affordable (equivalent units of 13,169, 14,179 and 9,809 for 2001, 2000 and 1999)	15,861	26,096	41,957	5.1%
College housing (average rent of $581, $662 and $663 per month for 2001, 2000 and 1999) (equivalent units of 3,021, 2,860 and 2,214 for 2001, 2000 and 1999)	12,134	393	12,527	1.5%
Other real estate	15,863	460	16,323	2.0%
Minority interest	(83,783)	—	(83,783)	(10.2%)
Total real estate contribution to Free Cash Flow	656,590 [1]	81,719	738,309	89.9%
INVESTMENT MANAGEMENT BUSINESS				
Management contracts (property and asset management)				
Controlled properties	38,030	—	38,030	4.6%
Third party with terms in excess of one year	1,758	—	1,758	0.2%
Third party cancelable in 30 days	2,459	—	2,459	0.3%
Insurance claim losses	(5,643)	—	(5,643)	(0.7%)
Investment management business contribution to Free Cash Flow before fees	36,604	—	36,604	4.4%
Activity based fees	9,716	—	9,716	1.2%
Total investment management business contribution to Free Cash Flow	46,320 [2]	—	46,320	5.6%
INTEREST INCOME				
Transactional income	33,413	—	33,413	4.1%
General partner loan interest	25,995	—	25,995	3.2%
Money market and interest bearing accounts	9,185	—	9,185	1.1%
Total interest income contribution to Free Cash Flow	68,593	—	68,593	8.4%
General and administrative expenses	(18,530)	—	(18,530)	(2.3%)
Consulting fees — business process improvement	(6,400)	—	(6,400)	(0.8%)
Provision for losses on accounts, fees and notes receivable	(6,646)	—	(6,646)	(0.8%)
FREE CASH FLOW (FCF)[4]	739,927	81,719	821,646	100%

2000				1999			
Consolidated	Unconsolidated	Total	%	Consolidated	Unconsolidated	Total	%
$ 44,336	$ 10,586	$ 54,922	7.9%	$ 21,406	$ 6,499	$ 27,905	5.4%
25,448	3,281	28,729	4.1%	12,286	2,014	14,300	2.7%
59,578	3,035	62,613	9.0%	32,108	7,159	39,267	7.5%
61,873	10,660	72,533	10.4%	38,255	21,332	59,587	11.4%
144,818	20,694	165,512	23.7%	61,678	27,615	89,293	17.2%
144,102	19,094	163,196	23.4%	82,383	32,336	114,719	22.0%
56,016	5,613	61,629	8.8%	38,311	20,037	58,348	11.2%
536,171	72,963	609,134	87.3%	286,427	116,992	403,419	77.4%
25,116	30,133	55,249	7.9%	5,131	31,964	37,095	7.1%
12,777	997	13,774	2.0%	3,633	4,553	8,186	1.6%
4,828	6,478	11,306	1.6%	3,844	5,392	9,236	1.8%
(90,637)	—	(90,637)	(13.0%)	(22,212)	—	(22,212)	(4.3%)
488,255 [1]	110,571	598,826	85.8%	276,823 [1]	158,901	435,724	83.6%
16,182	14,233	30,415	4.4%	20,127	7,411	27,538	5.3%
—	7,839	7,839	1.1%	—	10,281	10,281	2.0%
—	2,700	2,700	0.4%	—	908	908	0.2%
—	—	—	0.0%	—	—	—	0.0%
16,182	24,772	40,954	5.9%	20,127	18,600	38,727	7.5%
6,311	1,127	7,438	1.1%	3,353	1,132	4,485	0.9%
22,493 [2]	25,899	48,392	7.0%	23,480 [2]	19,732	43,212	8.4%
26,409	—	26,409	3.8%	32,460	—	32,460	6.2%
23,205	2,442	25,647	3.7%	12,243	—	12,243	2.4%
16,627	—	16,627	2.4%	10,617	1,568	12,185	2.3%
66,241	2,442	68,683	9.9%	55,320	1,568	56,888	10.9%
(18,123)	—	(18,123)	(2.7%)	(15,248)	—	(15,248)	(2.9%)
—	—	—	0.0%	—	—	—	0.0%
—	—	—	0.0%	—	—	—	0.0%
558,866	138,912	697,778	100%	340,375	180,201	520,576	100%

Free Cash Flow from Business Components

For the Years Ended December 31, 2001, 2000 and 1999 (in thousands, except per share data)

	2001		
	Consolidated	Unconsolidated	Total
FREE CASH FLOW (FCF)[4]	739,927	81,719	821,646
Interest expense:			
Secured debt			
Long-term, fixed rate	(273,668)	(45,881)	(319,549)
Long-term, variable rate (principally tax-exempt)	(25,114)	(4,458)	(29,572)
Short-term	(10,786)	(62)	(10,848)
Lines of credit and other unsecured debt	(20,366)	(2)	(20,368)
Interest expense on mandatorily redeemable convertible preferred securities	(1,568)	—	(1,568)
Interest capitalized	15,642	621	16,263
Total interest expense before minority interest	(315,860)	(49,782)	(365,642)
Minority interest share of interest expense	47,006	—	47,006
Total interest expense after minority interest	(268,854)	(49,782)	(318,636)
Distributions on preferred OP Units	(9,803)	—	(9,803)
Dividends on preferred securities owned by minority interest	(2,712)	—	(2,712)
Dividends on preferred stock	(90,331)	—	(90,331)
Total dividends/distributions on preferred securities	(102,846)	—	(102,846)
Non-structural depreciation, net of capital replacements	(3,477)	(346)	(3,823)
Amortization of intangibles	(18,729)	—	(18,729)
Gain (loss) on disposition of real estate property	17,394	—	17,394
Deferred income tax benefit	—	—	—
Earnings Before Structural Depreciation (EBSD)[4]	363,415	31,591	395,006
Structural depreciation, net of minority interest in other entities	(279,392)	(48,253)	(327,645)
Distribution to minority interest partners in excess of income	(47,701)	—	(47,701)
Net income (loss) attributable to common OP unitholders and stockholders	36,322	(16,662)[3]	19,660
(Gain) loss on disposition of real estate property	(17,394)	—	(17,394)
Gain on disposition of land	3,843	—	3,843
Income tax arising from disposition of real estate property	3,202	—	3,202
Structural depreciation, net of minority interest in other entities	279,392	48,253	327,645
Distributions to minority interest partners in excess of income	47,701	—	47,701
Non-structural depreciation, net of minority interest in other entities	53,658	9,253	62,911
Amortization of intangibles	18,729	—	18,729
Deferred income tax benefit	—	—	—
Funds From Operations (FFO)[4]	425,453	40,844	466,297
Capital replacement reserve	(50,180)	(8,907)	(59,087)
Adjusted Funds From Operations (AFFO)[4]	$ 375,273	$ 31,937	$ 407,210

	Earnings	Shares	Earnings Per Share
EBSD			
Basic	$ 395,006	83,770	
Diluted	460,960	102,147	
Net Income			
Basic	19,660	83,770	$ 0.23
Diluted	19,660	84,960	$ 0.23
FFO			
Basic	466,297	83,770	
Diluted	532,251	102,147	
AFFO			
Basic	407,210	83,770	
Diluted	473,164	102,147	

2000			1999		
Consolidated	Unconsolidated	Total	Consolidated	Unconsolidated	Total
558,866	138,912	697,778	340,375	180,201	520,576
(227,103)	(49,357)	(276,460)	(107,368)	(64,856)	(172,224)
(952)	(13,381)	(14,333)	(1,314)	(2,008)	(3,322)
(10,384)	(1,697)	(12,081)	(14,906)	(2,846)	(17,752)
(31,796)	(2,698)	(34,494)	(13,378)	(384)	(13,762)
(8,869)	—	(8,869)	(9,716)	—	(9,716)
9,278	1,165	10,443	6,588	93	6,681
(269,826)	(65,968)	(335,794)	(140,094)	(70,001)	(210,095)
57,445	—	57,445	11,248	—	11,248
(212,381)	(65,968)	(278,349)	(128,846)	(70,001)	(198,847)
(7,020)	—	(7,020)	(727)	—	(727)
(2,718)	—	(2,718)	(2,711)	—	(2,711)
(63,183)	—	(63,183)	(53,453)	—	(53,453)
(72,921)	—	(72,921)	(56,891)	—	(56,891)
(20,839)	(1,885)	(22,724)	(36)	(7,481)	(7,517)
(6,698)	(5,370)	(12,068)	(14,297)	(22,434)	(36,731)
26,335	—	26,335	(1,785)	—	(1,785)
—	(154)	(154)	—	(1,763)	(1,763)
272,362	65,535	337,897	138,520	78,522	217,042
(213,801)	(60,207)	(274,008)	(102,219)	(88,002)	(190,221)
(24,375)	—	(24,375)	—	—	—
34,186	5,328 [3]	39,514	36,301	(9,480) [3]	26,821
(26,335)	—	(26,335)	1,785	—	1,785
—	—	—	—	—	—
—	—	—	—	—	—
213,801	60,207	274,008	102,219	88,002	190,221
24,375	—	24,375	—	—	—
53,113	9,981	63,094	19,470	16,762	36,232
6,698	5,370	12,068	14,297	22,434	36,731
—	154	154	—	1,763	1,763
305,838	81,040	386,878	174,072	119,481	293,553
(32,268)	(8,099)	(40,367)	(19,434)	(9,281)	(28,715)
$ 273,570	$ 72,941	$ 346,511	$ 154,638	$ 110,200	$ 264,838

Earnings	Shares	Earnings Per Share	Earnings	Shares	Earnings Per Share
$ 337,897	75,183		$ 217,042	69,118	
390,848	91,506		244,848	78,673	
39,514	75,183	$ 0.53	26,821	69,118	$ 0.39
39,514	76,198	$ 0.52	26,821	69,704	$ 0.38
386,878	75,183		293,553	69,118	
439,830	91,506		321,359	78,673	
346,511	75,183		264,838	69,118	
399,463	91,506		292,644	78,673	

[1] Reconciliation of total consolidated real estate contribution to Free Cash Flow to consolidated rental and other property revenues (in thousands):

	2001	2000	1999
Consolidated real estate contribution to Free Cash Flow	$ 656,590	$ 488,255	$ 276,823
Plus: Minority interest	83,783	90,637	22,212
Plus: Capital replacements	50,180	32,268	19,434
Plus: Property operating expenses	498,426	426,177	213,798
Plus: Owned property management expenses	8,785	13,663	1,650
Rental and other property revenues	$ 1,297,764	$ 1,051,000	$ 533,917

[2] Reconciliation of total investment management business contribution to Free Cash Flow to consolidated management fees and other income primarily from affiliates (in thousands):

	2001	2000	1999
Consolidated investment management business contribution to Free Cash Flow	$ 46,320	$ 22,493	$ 23,480
Plus: Management and other expenses	119,480	17,403	14,897
Management fees and other income primarily from affiliates	$ 165,800	$ 39,896	$ 38,377

[3] Reconciliation of unconsolidated net income attributable to Common OP Units and stockholders to equity in earnings (losses) of unconsolidated real estate partnerships and equity in earnings (losses) of unconsolidated subsidiaries (in thousands):

	2001	2000	1999
Equity in losses of unconsolidated subsidiaries	$ —	$ (2,290)	$ (5,013)
Equity in earnings (losses) of unconsolidated real estate partnerships	(16,662)	7,618	(4,467)
Unconsolidated net income attributable to Common OP Units and stockholders	$ (16,662)	$ 5,328	$ (9,480)

[4] Free Cash Flow, Earnings Before Structural Depreciation, Funds From Operations, and Adjusted Funds From Operations are measurement standards used by the Company's management. These should not be considered alternatives to net income or net cash flow from operating activities, as determined in accordance with GAAP, as an indication of the Company's performance or as a measure of liquidity.

- "Free Cash Flow" is defined by the Company as net operating income minus the capital replacement spending required to maintain the related assets. It measures profitability prior to the cost of capital.
- "Earnings Before Structural Depreciation" ("EBSD") is defined by the Company as net income, determined in accordance with GAAP, plus "structural depreciation", i.e., depreciation of buildings and land improvements whose useful lives exceed 20 years.
- "Funds From Operations" ("FFO") is defined by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains and losses from extraordinary items and sales of depreciable real estate property, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the NAREIT definition, as further adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of intangibles, plus distributions to minority interest partners in excess of income and less dividends on preferred stock. The Company calculates FFO (diluted) by adding back the interest expense and preferred dividends relating to convertible securities whose conversion is dilutive to FFO. There can be no assurance that the Company's basis for computing FFO is comparable with that of other real estate investment trusts.
- "Adjusted Funds From Operations" ("AFFO") is defined by the Company as FFO less capital replacement spending equal to $367 per apartment unit in 2001 and $300 per apartment unit in 2000 and 1999.

Reconciliation of FCF, EBSD, FFO and AFFO to Net Income (in thousands):

For the Year Ended December 31, 2001	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule	$ 821,646	$ 395,006	$ 466,297	$ 407,210
Total interest expense after minority interest	(318,636)	—	—	—
Dividends on preferred securities owned by minority interest	(2,711)	—	—	—
Dividends on Preferred OP Units	—	9,803	9,803	9,803
Dividends on preferred stock	—	90,331	90,331	90,331
Structural depreciation, net of minority interest	(327,645)	(327,645)	(327,645)	(327,645)
Non-structural depreciation, net of minority interest	(62,911)	—	(62,911)	(62,911)
Distributions to minority interest partners in excess of income	(47,701)	(47,701)	(47,701)	(47,701)
Capital replacements reserve	59,087	—	—	59,087
Amortization of intangible assets	(18,729)	—	(18,729)	(18,729)
Gain on disposition of real estate property	17,394	—	17,394	17,394
Gain on disposition of land	—	—	(3,843)	(3,843)
Income tax arising from disposition of real estate property	—	—	(3,202)	(3,202)
Minority interest in the AIMCO Operating Partnership	(12,442)	(12,442)	(12,442)	(12,442)
Net Income	$ 107,352	$ 107,352	$ 107,352	$ 107,352

For the Year Ended December 31, 2000	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule	$ 697,778	$ 337,897	$ 386,878	$ 346,511
Total interest expense after minority interest	(278,349)	—	—	—
Dividends on preferred securities owned by minority interest	(2,715)	—	—	—
Dividends on Preferred OP Units	—	7,020	7,020	7,020
Dividends on preferred stock	—	63,183	63,183	63,183
Structural depreciation, net of minority interest	(274,008)	(274,008)	(274,008)	(274,008)
Non-structural depreciation, net of minority interest	(63,094)	—	(63,094)	(63,094)
Distributions to minority interest partners in excess of income	(24,375)	(24,375)	(24,375)	(24,375)
Capital replacements reserve	40,367	—	—	40,367
Amortization of intangible assets	(12,068)	—	(12,068)	(12,068)
Gain on disposition of real estate property	26,335	—	26,335	26,335
Deferred income tax benefit	(154)	—	(154)	(154)
Minority interest in the AIMCO Operating Partnership	(10,539)	(10,539)	(10,539)	(10,539)
Net Income	$ 99,178	$ 99,178	$ 99,178	$ 99,178

For the Year Ended December 31, 1999	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule	$ 520,576	$ 217,042	$ 293,553	$ 264,838
Total interest expense after minority interest	(198,847)	—	—	—
Dividends on preferred securities owned by minority interest	—	2,711	2,711	2,711
Dividends on Preferred OP Units	—	727	727	727
Dividends on preferred stock	—	53,453	53,453	53,453
Structural depreciation, net of minority interest	(190,221)	(190,221)	(190,221)	(190,221)
Non-structural depreciation, net of minority interest	(36,232)	—	(36,232)	(36,232)
Capital replacements reserve	28,715	—	—	28,715
Amortization of intangible assets	(36,731)	—	(36,731)	(36,731)
Gain (loss) on disposition of real estate property	(1,785)	—	(1,785)	(1,785)
Deferred income tax benefit	(1,763)	—	(1,763)	(1,763)
Minority interest in the AIMCO Operating Partnership	(6,185)	(6,185)	(6,185)	(6,185)
Net Income	$ 77,527	$ 77,527	$ 77,527	$ 77,527

Assets (in thousands):

	December 31, 2001	December 31, 2000	December 31, 1999
Total assets for reportable segments[1]	$ 7,948,628	$ 7,300,226	$ 5,400,675
Corporate and other assets	373,908	399,648	284,276
Total consolidated assets	$ 8,322,536	$ 7,699,874	$ 5,684,951

[1] Assets associated with the investment management business are immaterial, and are therefore included in total assets for reportable segments.

NOTE 25. INCOME TAXES

As discussed in Note 6, prior to January 1, 2001, the taxable REIT subsidiaries were not consolidated and therefore the associated income tax expense and related liabilities were included in the equity in earnings (losses) of unconsolidated subsidiaries and investment in unconsolidated subsidiaries, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of the taxable REIT subsidiaries for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

	December 31, 2001	December 31, 2000
Deferred tax liabilities:		
Partnership differences	$ 69,036	$ 69,417
Section 197 intangibles	—	—
Bad debt reserves	1,526	3,958
Other	—	1,435
Depreciation of fixed assets	9,165	7,563
Total deferred tax liabilities	$ 79,727	$ 82,373
Deferred tax assets:		
Net operating and capital loss carryforward	$ 34,813	$ 35,775
Receivables	6,264	6,144
Accrued expenses	3,500	4,095
Compensation and benefits	78	999
Section 197 intangibles	2,865	3,234
Accrued liabilities	8,080	7,925
Accrued interest expense	2,941	—
AMT credits	1,231	1,231
Other	23	—
Total deferred tax assets	59,795	59,403
Valuation allowance for deferred tax assets	(16,416)	(16,697)
Deferred tax assets, net of valuation allowance	43,379	42,706
Net deferred tax (liabilities) assets	$ (36,348)	$ (39,667)

Significant components of the provision (benefit) for income taxes are as follows and classified with management and other expenses in the Company's statement of income for 2001 (in thousands):

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Current:			
Federal	$ 1,177	$ 963	$ —
State	135	—	—
Total current	1,312	963	—
Deferred:			
Federal	(2,978)	372	829
State	(341)	44	98
Total deferred	(3,319)	416	927
	$ (2,007)	$ 1,379	$ 927

Consolidated income (loss) subject to tax is $(4,851,000) for 2001, $4,694,000 for 2000 and $2,254,000 for 1999. The reconciliation of income tax attributable to continuing operations computed at the U.S. statutory rate to income tax expense (benefit) is shown below (dollars in thousands):

	Year Ended December 31, 2001		Year Ended December 31, 2000		Year Ended December 31, 1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates on consolidated income (loss) subject to tax	$ (1,699)	35.0%	$ 1,643	35.0%	$ 766	34.0%
State income tax, net of Federal tax benefit	(206)	4.2%	275	5.9%	98	2.8%
Effect of permanent differences	(276)	5.7%	117	2.5%	63	4.3%
Increase (decrease) valuation allowance	174	(3.5%)	(656)	(14.0%)	—	—
	$ (2,007)	41.4%	$ 1,379	29.4%	$ 927	41.1%

Income taxes paid totaled $819,000, $117,000 and $0 in the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, the Company had net operating loss carryforwards (NOLs) of approximately $89.3 million for income tax purposes that expire in years 2010 to 2021. Subject to some limitations, the NOL carryover may be used to offset all or a portion of taxable income generated by the taxable REIT subsidiaries.

NOTE 26. TRANSFERS OF FINANCIAL ASSETS

The Company sold certain tax-exempt bond receivables acquired in connection with its acquisition of OTEF (see Note 4) to an unrelated third party at a discount to their face amount and retained a residual interest in the sold bonds. The fair value of the Company's retained residual interests is based on the future cash flows from the bonds. Gain or loss on sale of the tax-exempt bonds depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained residual interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained residual interests, so the Company generally estimates fair value of the retained residual interests based on the present value of future expected cash flows of the bonds, which are derived from the underlying properties' operations. The fair value of both the retained residual interests and the bonds, based on the underlying properties that secure the bonds, are estimated using managements' best estimates of the key assumptions – capitalization rates and discount rates commensurate with the risks involved. The total fair value of the retained residual interests does not exceed the face amount of the bonds, less the sales price of the bonds, including any cash gains recognized upon the sale of the bonds.

Key economic assumptions used in measuring the fair value of retained residual interests at the date of the sale were as follows:

	Tax-Exempt Bonds
Face value of bonds	$283.9 million
Sales price of bonds	$257.8 million
Fair value of retained residual interests	$ 19.6 million
Capitalization rates on the underlying properties	7.7% – 9.35%
Impact on fair value of 10% adverse change in the fair value of the underlying properties	None
Impact on fair value of 20% adverse change in the fair value of the underlying properties	$5.8 million decrease

In 2001, the Company received net proceeds of approximately $253.3 million and recognized gains of $26.1 million on the sale and retained residual interests of these tax-exempt bonds. All gains and losses have been realized and were determined on the specific identification method and are reflected in interest and other income.

NOTE 27. PROPERTIES BEING MARKETED FOR SALE

The Company is currently marketing for sale certain real estate properties that are inconsistent with the Company's long-term investment strategies (as determined by management from time to time). Approximately 9,949 units with an approximate carrying value of $355.4 million are included with real estate in the consolidated financial statements and approximately 17,242 units with an approximate carrying value of $69.1 million are included with investments in unconsolidated real estate partnerships in the consolidated financial statements. The Company does not expect to incur any losses with respect to the sales of the properties.

NOTE 28. SUBSEQUENT EVENTS

Dividend Declared

On January 28, 2002, the Board of Directors declared a quarterly cash dividend of $0.82 per common share for the quarter ended December 31, 2001, paid on February 11, 2001, to stockholders of record on February 4, 2001. The increased dividend is equivalent to an annualized dividend rate of $3.28 per common share, a 5% increase from the previous annual dividend rate of $3.12.

Redemption of Class B Preferred OP Units

On January 14, 2002, the Company redeemed $35 million of Class B Preferred Partnership Units, originally issued in December of 1998 by an AIMCO subsidiary to AEW Targeted Securities Fund, L.P., an institutional investor. The Class B Preferred Partnership Units were originally issued with a warrant to purchase 875,000 shares of AIMCO Common Stock at $40 per share. AIMCO redeemed the $35 million in securities, paid accrued dividends and settled the warrant for a total of 447,991 shares of Class A Common Stock and 444,247 Common OP Units.

Casden Merger

On March 11, 2002, AIMCO completed the acquisition of Casden Properties Inc. ("Casden") pursuant to an Agreement and Plan of Merger dated as of December 3, 2001 (the "Merger Agreement"), by and among AIMCO, Casden and XYZ Holding LLC. The acquisition of Casden included the merger (the "Casden Merger") of Casden into AIMCO, and the merger of a subsidiary of AIMCO into another REIT affiliated with Casden. AIMCO paid $1.1 billion, which includes an earnout of $15 million as a result of property performance for the period ended December 31, 2001, for 16,002 stabilized conventional and affordable units and National Partnership Investments Corporation ("Napico"), a subsidiary of Casden, which as general partner controls more than 400 properties with more than 41,000 units. The Company issued 3.508 million shares of Class A Common Stock ($164.9 million), and 882,784 Common OP Units ($41.5 million), based on $47 per share/unit, paid approximately $198 million in cash and assumed responsibility for existing mortgage indebtedness of approximately $673 million. In addition, the Company expects to incur transaction costs and initial capital expenditures aggregating approximately $24 million.

In addition, as part of the Casden Merger, AIMCO has committed to the following:

- Purchase two properties currently under development that will have a total of 1,731 units, for minimum deferred consideration of $619 million, which is payable upon satisfactory completion and 60% occupancy. Contingent consideration of up to an additional $24 million may be paid, depending upon future property performance.
- Provide a stand-by facility of $70 million in debt financing associated with these properties under development.
- Invest up to $50 million for a 20% interest in Casden Properties, LLC, which will develop the two properties AIMCO has committed to purchase, as well as pursue new development opportunities in Southern California and other markets. AIMCO will have an option, but not an obligation, to purchase, at completion, all multifamily rental projects of Casden Properties, LLC.

In connection with the Casden Merger, the Company borrowed $287 million from Lehman Commercial Paper Inc. and several other lenders, pursuant to a term loan (the "Casden Loan"), to pay the cash portion of the Casden Merger consideration price and transaction costs. The primary borrowers under the Casden Loan are the Company and the AIMCO Operating Partnership, and all obligations thereunder are guaranteed by certain of AIMCO's subsidiaries and a second priority pledge of certain non-real estate assets of the Company. The annual interest rate under the Casden Loan is based either on LIBOR or a base rate which is the higher of Lehman Commercial Paper Inc.'s reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin is 3.0% in the case of LIBOR-based loans and 2.0% in the case of base rate loans, but the margin may increase to 3.25% in the case of LIBOR-based loans and 2.25% in the case of base rate loans if the rating of the Company's or the AIMCO Operating Partnership's senior unsecured debt is downgraded, the Company's or the AIMCO Operating Partnership's corporate credit rating is downgraded or the rating, if any, of the Casden Loan is downgraded. The Casden Loan matures in March 2004 and can be extended once at AIMCO's option, for a term of one year. The financial covenants contained in the Casden Loan require the Company to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.70 to 1.0. In addition, the Casden Loan limits AIMCO from distributing more than 80% of its Funds From Operations (as defined in the Casden Loan documentation) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT). The Casden Loan imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. These borrowings are expected to be repaid with internal operating cash flow and the proceeds from property sales.

Amendment of Credit Facility

On March 11, 2002, the Company amended and restated its revolving credit facility. The commitment remains $400 million, and the number of lender participants in the facility's syndicate is ten. The obligations under the amended and restated credit facility are secured by a first priority pledge of certain non-real estate assets of the Company and a second priority pledge of the equity ownership of the Company and certain subsidiaries of AIMCO. Borrowings under the amended and restated credit facility are available for general corporate purposes. The amended and restated credit facility matures in July 2004 and can be extended once at AIMCO's option, for a term of one year. The annual interest rate under the credit facility is based either on LIBOR or a base rate which is the higher of Bank of America, N.A.'s reference rate of 0.5% over the federal funds rate, plus, in either case, an applicable margin. From March 11, 2002 through the later of July 31, 2002 or the date on which the Casden Loan is paid in full, the margin ranges between 2.05% and 2.55%, in the case of LIBOR-based loans, and between 0.55% and 1.05%, in the case of base rate loans, based upon a fixed charge coverage ratio. Commencing on the later of August 1, 2002 or the day after the date on which the Casden Loan is paid in full through maturity, the margin will range between 1.60% and 2.35%, in the case of LIBOR-based loans, and between 0.20% and 0.95%, in the case of base rate loans, based upon a fixed charge coverage ratio.

Redemption of Class K Convertible Cumulative Preferred Stock

On March 19, 2002, the Company announced that it will redeem for Class A Common Stock all outstanding shares of its Class K Preferred Stock on April 18, 2002 at a redemption price of $27.2125 per share of Class K Preferred Stock. The redemption price is payable in shares of Class A Common Stock at a price of $45.7835 per share, which will result in the issuance of 0.5944 shares of Class A Common Stock for each share of Class K Preferred Stock redeemed.

OVERVIEW

The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements. The following discussion of results of operations is based on net income calculated under accounting principles generally accepted in the United States. The Company, however, considers Funds From Operations, less a reserve for capital replacement spending, to be a more meaningful measure of economic performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see Note 2 in the acompanying Notes to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity.

Impairment of Long-Lived Assets

Real estate and other long-lived assets are recorded at cost, less accumulated depreciation, unless considered impaired. If events or circumstances indicate that the carrying amount of a property may be impaired, the Company will make an assessment of its recoverability by estimating the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate future cash flows, the Company would recognize an impairment loss to the extent the carrying amount exceeds the fair value of the property.

Real property investments are subject to varying degrees of risk. Several factors may adversely affect the economic performance and value of our real estate investments. These factors include changes in the national, regional and local economic climate; local conditions, such as an oversupply of multifamily properties or a reduction in the demand for our multifamily properties; competition from other available multifamily property owners and changes in market rental rates. Any adverse changes in these factors could cause an impairment in the Company's assets, including real estate, investments in unconsolidated real estate partnerships, notes receivable from unconsolidated real estate partnerships, and the retained residual interest in financial assets.

Notes Receivable and Interest Income Recognition

The Company recognizes interest income earned from its investments in notes receivable based upon whether the collectibility of such amounts is both probable and estimable. The notes receivable were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes").

Under the cost recovery method, the discounted notes are carried at the acquisition amount, less subsequent cash collections, until such time as collectibility is probable and the timing and amounts are estimable. Based upon closed or pending transactions, market conditions, and improved operations of the obligor, among other things, certain notes and the related discounts are determined to be collectible. Interest income is ultimately collected in cash or through foreclosure of the property securing the note. Future adverse changes in market conditions or poor operating results of underlying properties could result in an inability to recover the carrying value of the notes, thereby possibly requiring an impairment charge in the future.

Capitalized Costs

The Company capitalizes direct and indirect costs (including interest, real estate taxes and other costs) in connection with the redevelopment, initial capital expenditures, capital enhancement and replacement needs of its owned or controlled properties. Indirect costs that do not relate to the above activities, including general and administrative expenses are charged to expense as incurred. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of certain redevelopment activities and the costs associated with such activities. As a result, changes in costs and activity may have a significant impact on the Company's results of operations and cash flows.

Intangible Assets

The Company has significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Income Taxes

The Company currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions, our ability to continue to successfully execute our business plan and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances.

Allowance for Loan Losses

The Company is required to estimate the collectibility of its notes receivable. Management's judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each borrower. Allowances are based on management's opinion of an amount that is adequate to absorb losses in the existing portfolio. The allowance for loan loss is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, full realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management's estimate of probable credit losses and other factors that warrant recognition in providing for an adequate loan loss allowance. Significant changes in required reserves may occur in the future due to the changes in the market environment.

Legal Contingencies

The Company is currently involved in certain legal proceedings. The Company does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions and the effectiveness of strategies, related to these proceedings.

Insurance

A portion of the Company's insurance for workers' compensation, property casualty, general liability, and vehicle liability is self-insured. A third-party administrator is used to process all such claims. As a result, the Company accrues for such liabilities based upon the claim reserves established by the third-party administrator each month. The Company's reserves associated with the exposure to these self-insured liabilities are reviewed by management for adequacy at the end of each reporting period.

Transfers of Financial Assets

Gains and losses from sales of financial assets are recognized in the consolidated statements of income when the Company relinquishes control of the transferred financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FAS Statement No. 125" and other related pronouncements. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the assets sold and the retained residual interests based upon their respective fair values at the date of sale.

The Company recognizes any interests in the transferred assets and any liabilities incurred in connection with the sale of financial assets in its consolidated statements of financial condition at fair value. Subsequently, changes in the fair value of such interests are recognized in the consolidated statements of income. The use of different estimates or assumptions could produce different financial results.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Effective January 1, 2001, the Company began consolidating its previously unconsolidated subsidiaries (see Note 6 in the accompanying Notes to the Consolidated Financial Statements). Prior to this date, the Company had significant influence but did not have control. Accordingly, such investments were accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the periods being presented was included in equity in earnings (losses) from unconsolidated subsidiaries. In order for a meaningful analysis of the financial statements to be made, the revenues and expenses for the unconsolidated subsidiaries for the year ended December 31, 2000, have been included in the following analysis as though they had been consolidated, and as a result the 2000 amounts are different than the historical information as previously reported. All significant intercompany revenues and expenses have been eliminated. Dollar amounts are in thousands.

	Year Ended December 31, 2001	Year Ended December 31, 2000
RENTAL PROPERTY OPERATIONS:		
Rental and other property revenues	$ 1,297,764	$ 1,080,958
Property operating expenses	(498,426)	(441,503)
Owned property management expense	(8,785)	(14,902)
Income from property operations	790,553	624,553
INVESTMENT MANAGEMENT BUSINESS:		
Management fees and other income primarily from affiliates	165,800	166,154
Management and other expenses	(119,480)	(114,840)
Amortization of intangibles	(18,729)	(12,070)
Income from investment management business	27,591	39,244
General and administrative expenses	(18,530)	(18,123)
Consulting fees — business process improvement	(6,400)	—
Provision for losses on accounts, fees and notes receivable	(6,646)	—
Depreciation of rental property	(345,649)	(301,749)
Interest expense	(315,860)	(284,008)
Interest and other income	68,593	70,823
Equity in earnings (losses) of unconsolidated real estate partnerships	(16,662)	5,246
Minority interest in consolidated real estate partnerships	(26,889)	(28,229)
Operating earnings	150,101	107,757
Distributions to minority interest partners in excess of income	(47,701)	(24,375)
Gain on disposition of real estate property, net	17,394	26,335
Income before minority interest in AIMCO Operating Partnership	119,794	109,717
Minority interest in AIMCO Operating Partnership, common	(2,639)	(3,520)
Minority interest in AIMCO Operating Partnership, preferred	(9,803)	(7,019)
Net income	$ 107,352	$ 99,178
Net income attributable to preferred stockholders	$ 90,331	$ 63,183
Net income attributable to common stockholders	$ 17,021	$ 35,995

Net Income

The Company recognized net income of $107.3 million, and net income attributable to common stockholders of $17.0 million, for the year ended December 31, 2001, compared to net income and net income attributable to common stockholders of $99.2 million and $36.0 million, respectively, for the year ended December 31, 2000. Net income attributable to common stockholders represents net income less dividends accrued on preferred stock.

The following paragraphs discuss the results of operations in detail.

Consolidated Rental Property Operations

Consolidated rental and other property revenues from the Company's owned and controlled properties totaled $1,297.8 million for the year ended December 31, 2001, compared with $1,081.0 million for the year ended December 31, 2000, an increase of $216.8 million, or 20.0%. This increase in consolidated rental and other property revenues is a result of the following:

- The acquisition of properties contributed 61.8% of the increase. These contributing acquisitions include the Oxford properties and 12 other properties acquired in the third and fourth quarters of 2000, and three properties in 2001.
- The purchase of controlling interests in and the subsequent consolidation of partnerships contributed 29.4% of the increase. These partnerships included 80 properties that were first consolidated after the first quarter of 2000, and seven properties that were first consolidated in 2001.
- A 3.6% increase in same store revenues contributed 18.0% of the total increase. See further discussion of same store results under the heading "Same Store Property Operating Results".
- The disposition of 25 consolidated apartment properties in 2001 and 22 consolidated apartment properties occurring after the first quarter of 2000 offset the effect of the above increase by 9.2%.

Consolidated property operating expenses from the Company's owned and controlled properties, consisting of on-site payroll costs, utilities, contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $498.4 million for the year ended December 31, 2001, compared with $441.5 million for the year ended December 31, 2000, an increase of $56.9 million or 12.9%. This increase in consolidated property operating expenses is a result of the following:

- The acquisition of properties contributed 67.4% of the increase. These contributing acquisitions include the Oxford properties and 12 other properties acquired in the third and fourth quarters of 2000, and three properties in 2001.
- The purchase of controlling interests in and the subsequent consolidation of partnerships contributed 48.4% of the increase. These contributing partnerships included 80 properties that were first consolidated after the first quarter of 2000, and seven properties that were first consolidated in 2001.
- A 4.4% increase in same store expenses contributed 34.1% of the total increase. See further discussion of same store results under the heading "Same Store Property Operating Results".
- The capitalization of $19 million of construction-related costs offset the above increase by 33.4%. See further discussion of same store results under the heading "Same Store Property Operating Results".
- The disposition of 25 consolidated apartment properties in 2001 and 22 consolidated apartment properties occurring after the first quarter of 2000 further offset the effect of the above increase by 16.5%.

Consolidated owned property management expenses, representing the costs of managing the Company's owned and controlled properties, totaled $8.8 million (net of intercompany eliminations) for the year ended December 31, 2001, compared with $14.9 million for the year ended December 31, 2000, a decrease of $6.1 million or 41.0%. The decrease is the result of increased ownership in controlled, consolidated partnerships, which requires additional elimination of property management expenses and the associated income from the investment management business, in accordance with consolidation accounting principles.

Consolidated Investment Management Business

Income from the consolidated asset and investment management business, which is primarily earned from affiliated unconsolidated real estate partnerships in which the Company is the general partner, was $27.6 million for the year ended December 31, 2001, compared with $39.2 million for the year ended December 31, 2000, a decrease of $11.6 million or 30.0%. This decrease in consolidated investment management business is a result of the following:

- A decrease of $22 million in management fees and other income due to a reduction in the number of properties managed, including approximately 225 for third parties.
- A decrease of $6.6 million due to increased amortization of intangibles from additional property and asset management contract intangibles that were acquired as part of the acquisition of the Oxford properties.

- A decrease of $5.6 million due to additional management and other expenses relating to one time, mostly non-recurring, losses from health and property casualty insurance claims.
- A decrease of $2.5 million due to the increased ownership in controlled, consolidated partnerships, which requires additional elimination of management fee income and the associated property management expense.
- An increase of $10.3 million as the Company earned fees resulting from additional construction supervisory management services in 2001. These fees were calculated and billed to the real estate partnerships based on a percentage of volume of construction activities.
- An increase of $9.7 million due to increased capitalization of direct and indirect costs related to construction, redevelopment, capital enhancement and capital replacement activities.
- An increase of $4.6 million resulting from accounting and other fees earned from the Oxford properties, which were acquired by the Company in September 2000.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 eliminates amortization of goodwill and indefinite-lived intangible assets and requires the Company to perform impairment tests at least annually on all goodwill and other indefinite-lived intangible assets. The requirements of SFAS 142 are effective for the Company beginning January 1, 2002. The Company anticipates that the adoption of the non-amortization provision of SFAS 142 will result in an increase in annual net income, net of minority interest, of $6.9 million ($0.09 per diluted share) per year.

Consolidated General and Administrative and Other Expenses

Consolidated general and administrative expenses remained consistent, with $18.5 million for the year ended December 31, 2001 compared with $18.1 million for the year ended December 31, 2000.

The Company incurred $6.4 million of consulting fees paid to a specialized third party vendor for the year ended December 31, 2001 in connection with a systematic and comprehensive effort to improve its business processes and financial controls. This effort resulted in identifying many initiatives to eliminate work and reduce costs. Three of the main themes were to increase focus on the operation of the conventional properties, strengthen corporate support to field operations and increase focus on the realization of equity values embedded in the Company's portfolio of affordable properties. In 2001, the Company transferred affordable property management to a team separate from conventional property management, and reduced its business of providing property management services to unrelated third parties, from 60,669 units at the end of 2000 to 31,520 units by the end of 2001, in order to focus on the operation of conventional properties. The Company has strengthened a number of its corporate functions including purchasing, which has provided for lower costs; marketing, to improve traffic; human resources, to improve the recruitment, training and retention of top performers; financial control, to provide more timely financial information; and information technology systems, which includes the pending installation of an on site property management program.

Additionally, for the year ended December 31, 2001, the Company provided for an additional allowance of $6.6 million for possible losses on accounts, fees and notes receivable and other contingencies.

Consolidated Depreciation of Rental Property

Consolidated depreciation of rental property totaled $345.6 million for the year ended December 31, 2001, compared with $301.7 million for the year ended December 31, 2000, an increase of $43.9 million or 14.6%. This increase is a result of the purchase of interests in the Oxford properties, as well as other acquisitions, which contributed 122.7% of the increase; the purchase of controlling interests and the subsequent consolidation of partnerships, which contributed 31.7% of the increase; and depreciable additions to same store properties, contributing 27.3% of the increase. The effect of the foregoing was offset 77.0% by a decrease of $34 million due to a change in estimate of useful lives, as explained in the next paragraph, and 4.7% due to the sale of 25 consolidated apartment properties in 2001 and 22 consolidated apartment properties in 2000.

During 2001, the Company completed a comprehensive review of its real estate related depreciation. As a result of this review, the Company has changed its estimate of the remaining useful lives for its buildings and improvements. Effective July 1, 2001 for certain assets and October 1, 2001 for the majority of the portfolio, the Company extended useful lives of these assets from a weighted average composite life of 25 years to a weighted average composite life of 30 years. This change increased net income by approximately $31 million, net of minority interest, or $0.42 per diluted share in 2001. The Company believes the change reflects the remaining useful lives of the assets and is consistent with prevailing industry practice. The Company expects this change in useful lives to increase net income by approximately $65 million in 2002 over 2001.

Consolidated Interest Expense

Consolidated interest expense, which includes the amortization of deferred financing costs, totaled $315.9 million for the year ended December 31, 2001, compared with $284.0 million for the year ended December 31, 2000, an increase of $31.9 million or 11.2%.

This increase is a result of the purchase of interests in the Oxford properties, as well as other acquisitions, which contributed 128.3% of the increase and the purchase of controlling interests and the subsequent consolidation of real estate partnerships, which contributed 44.7% of the increase. The effect of the foregoing was offset 14.2% by the sale of 25 consolidated apartment properties in 2001 and 22 consolidated apartment properties in 2000. The foregoing was further offset 58.8% by an $11.4 million decrease in the interest expense on the Company's line of credit, as the Company had lower average balances outstanding during the year, and the cost of such borrowing was at a weighted average interest rate of 6.64% for the year ended December 31, 2001 compared to 8.95% for the year ended December 31, 2000.

Consolidated Interest and Other Income

Consolidated interest and other income decreased $2.2 million or 3% from $70.8 million for the year ended December 31, 2000, compared to $68.6 million for the year ended December 31, 2001. This decrease was the result of the following:

- Accretion of discounted notes decreased $16.5 million from $26.4 million, net of allocated expenses, for the year ended December 31, 2000 to $9.9 million, net of allocated expenses, for the year ended December 31, 2001. The Company holds investments in notes receivable which were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes"). This decrease in accretion was due to fewer loans and fewer transactions completed that resulted in accretion.
- Interest from money market and interest bearing accounts decreased $7.4 million as interest rates on deposit accounts have decreased approximately 200 basis points from the prior year, as well as the Company had lower average cash balances ($87.8 million in 2001, compared to $113.8 million in 2000) due to the paydown of certain obligations and distributions to minority interest partners.
- The above decreases were offset by the gain of $26.1 million recognized from the sale of certain tax-exempt bonds acquired in connection with the OTEF merger.

Equity in Earnings (Losses) of Unconsolidated Real Estate Partnerships

Equity losses from unconsolidated real estate partnerships totaled $16.7 million for the year ended December 31, 2001, compared to earnings of $5.2 million for the year ended December 31, 2000, a decrease of $21.9 million. The acquisition of interests in the Oxford properties in 2000 contributed $2.1 million to the earnings of unconsolidated real estate partnerships. However, this was offset by the purchase of additional partnership interests which resulted in the related properties being consolidated and contributing to consolidated rental revenues and expenses (seven properties in 2001 and 80 properties in 2000).

Minority Interest in Consolidated Real Estate Partnerships

Minority interest in consolidated real estate partnerships totaled $26.9 million for the year ended December 31, 2001, compared to $28.2 million for the year ended December 31, 2000, a decrease of $1.3 million. The decrease is a result of the Company's purchase of additional interests in real estate partnerships, thereby reducing the minority interest allocation.

Distributions to Minority Interest Partners in Excess of Income

Distributions to minority interest partners in excess of income increased $23.3 million from $24.4 million for the year ended December 31, 2000 to $47.7 million for the year ended December 31, 2001. When partnerships consolidated in the Company's financial statements make cash distributions in excess of income, generally accepted accounting principles require the Company, as the majority partner, to record a charge equal to the minority partners' excess of distribution over net income, even though there is no economic impact, cost or risk to the Company. The increase for the year occurred due to increased refinancing and operating activity, resulting in an increased amount of cash distributions to minority interest partners.

Gain on Disposition of Real Estate Property

Gain on disposition of real estate property totaled $17.4 million for the year ended December 31, 2001, compared to $26.3 million for the year ended December 31, 2000, a decrease of $8.9 million. The sales in both periods are of properties that are considered by management to be inconsistent with the Company's long-term investment strategy.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

The following comparisons are based on actual historical results for the year ended December 31, 2000 and the year ended December 31, 1999, as the subsidiaries that were consolidated effective January 1, 2001, were accounted for as unconsolidated subsidiaries in both 2000 and 1999.

Net Income

The Company recognized net income of $99.2 million, and net income attributable to common stockholders of $36.0 million, for the year ended December 31, 2000, compared to net income and net income attributable to common stockholders of $77.5 million and $24.1 million, respectively, for the year ended December 31, 1999. Net income attributable to common stockholders represents net income less dividends accrued on preferred stock.

The following paragraphs discuss the results of operations in detail.

Consolidated Rental Property Operations

The increases in consolidated rental property operations resulted from improved same store sales results, acquisitions of properties in 2000 and 1999, and the purchase of limited partnership interests from unaffiliated third parties, which gave the Company a controlling interest in partnerships owning 201 properties in 2000.

Consolidated rental and other property revenues from the Company's owned and controlled properties totaled $1,051.0 million for the year ended December 31, 2000, compared to $533.9 million for the year ended December 31, 1999, an increase of $517.1 million, or 96.9%. Of the $517.1 million increase, 92.4% was related to the purchase of controlling interests in limited partnerships owning 201 properties, which resulted in these properties being consolidated during 2000, 4.9% was due to improved same store sales and the remaining 2.7% was due to acquisitions of properties in 2000 and 1999.

Consolidated property operating expenses totaled $426.2 million for the year ended December 31, 2000, compared to $213.8 million for the year ended December 31, 1999, an increase of $212.4 million, or 99.3%. The purchase of controlling interests in limited partnerships owning 201 properties, which resulted in these properties being consolidated during 2000, contributed 89.0% of the increase; 3.6% was due to same store sales increases and the remaining 7.4% was due to acquisitions of properties in 2000 and 1999. Property operating expenses consist of on-site payroll costs, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance. The Company believes that energy costs will not have a material adverse effect on its results of operations.

Consolidated owned property management expenses, representing the costs of managing the Company's owned or controlled properties, totaled $13.7 million for the year ended December 31, 2000, compared to $1.7 million for the year ended December 31, 1999, an increase of $12.0 million. The increase was due to the purchase of controlling interests in limited partnerships owning 201 properties, which resulted in these properties being consolidated in 2000.

Consolidated Investment Management Business

Income from the consolidated investment management business was $15.8 million for the year ended December 31, 2000, compared to $9.2 million for the year ended December 31, 1999, an increase of $6.6 million or 71.7%. Before the non-cash charge for the amortization of intangibles, the income from the consolidated investment management business was comparable to the prior year. The decrease in the amortization of intangibles of $7.6 million was due to property management and asset management contract intangibles that were fully amortized in 1999.

Consolidated General and Administrative Expenses

Consolidated general and administrative expenses totaled $18.1 million for the year ended December 31, 2000, compared to $15.2 million for the year ended December 31, 1999, an increase of $2.9 million, or 19.1%. The increase is due to additional professional fees incurred to support information technology enhancements and operational initiatives.

Consolidated Depreciation of Rental Property

Consolidated depreciation of rental property totaled $298.9 million for the year ended December 31, 2000, compared with $131.8 million for the year ended December 31, 1999, an increase of $167.1 million. This increase is a result of the purchase of interests in the Oxford properties, as well as other acquisitions, which contributed 18% of the increase; and the purchase of controlling interests and the subsequent consolidation of partnerships, which contributed 82% of the increase.

Consolidated Interest Expense

Consolidated interest expense, which includes the amortization of deferred finance costs, totaled $269.8 million for the year ended December 31, 2000, compared to $140.1 million for the year ended December 31, 1999, an increase of $129.7 million or 92.6%. Of the $129.7 million increase, 46.3% was due to the Company acquiring controlling interests in partnerships owning 201 properties and the subsequent consolidation of these properties. Interest expense incurred in connection with the 2000 and 1999 acquisitions (including the Oxford acquisition) contributed 47.6% of the increase. The remaining 6.1% was due to increased usage of the Company's credit facility.

Consolidated Interest and Other Income

Consolidated interest and other income totaled $66.2 million for the year ended December 31, 2000, compared to $55.3 million for the year ended December 31, 1999, an increase of $10.9 million or 19.7%. The $66.2 million of interest income in 2000 consisted of recurring interest income of $39.8 million and accretion of loan discounts of $26.4 million. In 1999, the $55.3 million of interest income consisted of recurring interest income of $22.9 million and accretion of loan discounts of $32.4 million. Recurring interest income increased $16.9 million as a result of the following: during 2000, (i) the Company increased notes receivable from general partner loans by approximately $81.7 million, (ii) as a result of improved property operations certain of the outstanding notes receivable in the form of general partner loans remitted cash payments on a recurring basis. The combination of these factors resulted in $10.7 million of the increase in recurring interest income. The remaining recurring interest income increase of $6.2 million resulted from higher average cash balances maintained in money market and interest bearing accounts during 2000. The Company holds investments in notes receivable which were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes"). The decrease in accretion of $6.0 million is due to fewer loans and fewer transactions completed that resulted in accretion.

Equity in Earnings (Losses) of Unconsolidated Real Estate Partnerships

Equity in earnings of unconsolidated real estate partnerships totaled $7.6 million for the year ended December 31, 2000, compared to a loss of $4.5 million for the year ended December 31, 1999, an increase of $12.1 million. Of the $12.1 million increase, $2.1 million was due to acquisition of interests in Oxford properties and the remaining was due to the acquisition of equity interests in better performing multi-family apartment properties where the Company owns a general partnership interest.

Equity in Earnings (Losses) of Unconsolidated Subsidiaries

Equity losses from unconsolidated subsidiaries totaled $2.3 million for the year ended December 31, 2000, compared to $5.0 million for the year ended December 31, 1999, a decrease of $2.7 million or 54.0%. The decrease in the equity loss from unconsolidated subsidiaries is due to interest income earned on general partner notes acquired in 2000 through the acquisition of interests in the Oxford properties.

Minority Interest in Consolidated Real Estate Partnerships

Minority interest in consolidated real estate partnerships totaled $3.9 million for the year ended December 31, 2000, compared to $0.9 million for the year ended December 31, 1999, an increase of $3.0 million. The increase is due to the consolidation of 201 additional properties in 2000, as compared to the consolidation of 125 additional properties in 1999.

Distributions to Minority Interest Partners in Excess of Income

Distributions to minority interest partners in excess of income was $24.4 million for the year ended December 31, 2000. There were no distributions to minority interest partners in excess of income for the year ended December 31, 1999. When partnerships consolidated in the Company's financial statements make cash distributions in excess of income, generally accepted accounting principles require the Company, as the majority partner, to record a charge equal to the minority partners' excess of distribution over net income, even though there is no economic impact, cost or risk to the Company. The increase for the year occurred due to increased refinancing and operating activity, resulting in an increased amount of cash distributions to minority interest partners.

Gain (Loss) on Disposition of Real Estate Property

Gain (loss) on disposition of real estate property totaled $26.3 million for the year ended December 31, 2000, compared to a gain (loss) of ($1.8) million for the year ended December 31, 1999, an increase of $28.1 million. The sales in both periods are of properties that are considered by management to be inconsistent with the Company's long-term investment strategy.

SAME STORE PROPERTY OPERATING RESULTS

The Company defines "same store" properties as conventional apartment communities in which AIMCO's ownership interest exceeded 10% in the comparable periods of 2001 and 2000. "Total portfolio" includes same store properties plus acquisition and redevelopment properties. The following table summarizes the unaudited conventional rental property operations in 2001 and 2000, on a "same store" and a "total portfolio" basis (dollars in thousands):

	Same Store		*Total Portfolio*	
	2001	2000	2001	2000
Properties	641	641	680	680
Apartment units	175,658	175,658	188,338	188,338
Average physical occupancy	93.6%	94.3%	92.0%	91.5%
Average rent collected/occupied unit/month	$ 689	$ 667	$ 692	$ 669
Revenues	$ 1,109,564	$ 1,071,395	$ 1,192,043	$ 1,129,758
Expenses	426,211	408,199	465,013	436,037
Net operating income	$ 683,353	$ 663,196	$ 727,030	$ 693,721

Same store net operating income increased $20 million from the year ended December 31, 2000 to the year ended December 31, 2001. The 3.3% increase in average rent per occupied unit, from $667 in 2000, to $689 in 2001 contributed $35 million to this increase. Additionally, other income, primarily utility reimbursement, telephone and cable television commission, and resident fees for late payments and the like, contributed $10 million. These increases were offset by a 0.7% decrease in average occupancy year over year, which resulted in an $8 million decrease in same store net operating income, an increase in bad debt expense of $3 million, and increases in property expenses including utilities, property taxes and insurance costs of $6 million, $4 million and $5 million, respectively. Same store expenses above for 2001 and 2000 are presented before capitalization of construction-related costs.

In 2002, same store occupancy levels are expected to remain consistent with 2001 at approximately 92% to 94%. With a focus on a continued increase of its utility reimbursement programs, the Company expects same store revenue growth of 1% to 2%. Operating expense controls remain in place throughout the Company. The Company anticipates same store expense increases of 1% to 3% for 2002, with rising insurance costs being a primary contributor. Overall, the Company expects same store net operating income growth of 0% to 2.5%. The Company has not factored in any changes in the economy that would either positively or negatively impact same store results.

FUNDS FROM OPERATIONS

The Company measures its economic profitability based on Funds From Operations ("FFO"), less a reserve for capital replacement spending. The Company's management believes that FFO, less such a reserve, provides investors with an understanding of the Company's ability to incur and service debt and make capital expenditures. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains and losses from extraordinary items and sales of depreciable real estate property, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the NAREIT definition, as further adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of intangibles, plus distributions to minority interest partners in excess of income and less dividends on preferred stock. The Company calculates FFO (diluted) by adding back the interest expense and preferred dividends relating to convertible securities whose conversion is dilutive to FFO. FFO should not be considered an alternative to net income or net cash flows from operating activities, as calculated in accordance with GAAP, as an indication of the Company's performance or as a measure of liquidity. FFO is not necessarily indicative of cash available to fund future cash needs. In addition, there can be no assurance that the Company's basis for computing FFO is comparable with that of other real estate investment trusts.

For the years ended December 31, 2001, 2000 and 1999, the Company's FFO is calculated as follows (amounts in thousands):

	2001	2000	1999
Net Income	$ 107,352	$ 99,178	$ 77,527
Adjustments:			
Real estate depreciation, net of minority interests	333,049	277,734	121,689
Real estate depreciation related to unconsolidated entities	57,506	59,360	104,764
Distribution to minority interest partners in excess of income	47,701	24,375	—
Amortization of intangibles	18,729	12,068	36,731
Income tax arising from disposition of real estate property	3,202	—	—
Gain on disposition of real estate property	(17,394)	(26,335)	1,785
Gain on disposition of land	3,843	—	—
Other items:			
Deferred income tax benefit	—	154	1,763
Interest expenses on mandatorily redeemable convertible preferred securities	1,568	8,869	4,858
Preferred stock dividends and distributions	(35,747)	(26,112)	(33,943)
Minority interest in AIMCO Operating Partnership	12,442	10,539	6,185
Diluted Funds From Operations available to common shares, *common share equivalents and common OP Units*	$ 532,251	$ 439,830	$ 321,359
Weighted average number of common shares, common share equivalents and common OP Units outstanding:			
Common share and common share equivalents	73,648	69,063	63,446
Preferred stock, preferred OP Units, and other securities convertible into common stock	17,187	14,209	8,914
Common OP Units	11,312	8,234	6,313
	102,147	91,506	78,673
Cash flow provided by operating activities	$ 494,457	$ 400,364	$ 253,257
Cash flow used in investing activities	(132,010)	(546,981)	(281,106)
Cash flow (used in) provided by financing activities	(439,562)	202,128	58,148

CONTRIBUTION TO FREE CASH FLOW

The Company looks at its Free Cash Flow as a means of monitoring the operations of the components of the Company's business. In this regard, in addition to the year-to-year comparative discussion, the Company has provided disclosure (see Note 24 in the accompanying Notes to the Consolidated Financial Statements) on the contribution (separated between consolidated and unconsolidated activity) to the Company's Free Cash Flow from several components of the Company's business, and a reconciliation of Free Cash Flow to FFO, less a reserve for capital replacements, and to net income for the years ended December 31, 2001, 2000 and 1999. The Company defines Free Cash Flow as FFO, less a reserve for capital replacements, plus interest expense and preferred stock dividends.

The following table summarizes the contributions to the Company's Free Cash Flow (dollars in thousands):

	2001		2000		1999	
	Amount	Contr.%	Amount	Contr.%	Amount	Contr.%
Real estate	$ 738,309	90%	$ 598,826	86%	$ 435,724	84%
Investment management business:						
Property and asset management	36,604	5%	40,954	6%	38,727	7%
Activity based fees	9,716	1%	7,438	1%	4,485	1%
Interest income: recurring	35,180	4%	42,274	6%	24,428	5%
Interest income: transactional	33,413	4%	26,409	4%	32,460	6%
General and administrative and other expenses	(31,576)	(4%)	(18,123)	(3%)	(15,248)	(3%)
Total Free Cash Flow	$ 821,646	100%	$ 697,778	100%	$ 520,576	100%

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Total Free Cash Flow contributed was $821.6 million and $697.8 million in 2001 and 2000, respectively, an increase of $123.8 million or 17.7%.

The real estate Free Cash Flow contribution was $738.3 million and $598.8 million in 2001 and 2000, respectively, an increase of $139.5 million or 23.3%. Real estate contribution to total Free Cash Flow increased to 90% in 2001 from 86% in 2000. The increase was due to improvements in property operations (96%), acquisitions (2%) and limited partnership acquisitions (2%).

The property and asset management income within the investment management business contributed $36.6 million (5%) and $41.0 million (6%) to Free Cash Flow in 2001 and 2000, respectively. This decrease is primarily a result of (a) a reduction in management fees and other income earned due to a decrease in the number of properties managed, including third parties, (b) an increase in amortization of intangibles due to additional property and asset management contract intangibles that were acquired as part of the acquisition of the Oxford properties, (c) an increase in one time losses from health and property casualty insurance claims and (d) a reduction due to the increased ownership in controlled, consolidated partnerships, which requires additional elimination of management fee income and the associated property management expense. These decreases in Free Cash Flow were partially offset by increases in Free Cash Flow as a result of (a) an increase resulting from additional fees due to the acquisition of the Oxford properties in September 2000, (b) an increase in property and asset management income as the Company earned additional construction supervisory management services in 2001 and (c) an increase in the capitalization of direct and indirect costs related to construction, redevelopment, capital enhancement and capital replacement activities. Activity based fees contributed $9.7 million (1%) and $7.4 million (1%) to Free Cash Flow in 2001 and 2000, respectively. Activity based fees are earned on partnership refinancing, sales and other transactions. The increase in fee income is due to increased refinancing fees of $6.3 million in 2001, compared to $4.0 million in 2000.

Recurring interest income decreased $7.1 million primarily as a result of a decrease in interest income from money market and interest bearing accounts. The Company had $80.0 million in cash as of December 31, 2001, compared to $157.1 million at December 31, 2000 due to the paydown of certain obligations such as the term loan and revolving credit facility, and interest rates on deposit accounts having decreased approximately 200 basis points. The transactional related interest income contribution was $33.4 million (4%) and $26.4 million (4%) of Free Cash Flow contribution in 2001 and 2000, an increase of $7 million. Transactional interest income was comprised of gain on sale of bonds and accretion of discounted notes. The Company holds investments in notes receivable which were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired by the Company at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes"). Accretion decreased $16.5 million from 2000 due to fewer loans and fewer transactions completed. However, this was offset by the gain recognized from the sale of certain tax-exempt bonds.

General and administrative and other expenses were $31.6 million and $18.1 million in 2001 and 2000, respectively. As discussed previously, the increase in general and administrative and other expenses primarily results from the $6.4 million of consulting fees paid to a specialized third party vendor and an allowance of $6.6 million for possible losses on accounts, fees and notes receivable and other contingencies.

Contributions to conventional real estate Free Cash Flow for 2001, 2000 and 1999 before adjustment for minority interest were as follows (dollars in thousands):

	2001		2000		1999	
	Amount	Contr.%	Amount	Contr.%	Amount	Contr.%
Average monthly rent greater than $1,000 per unit	$ 94,313	13%	$ 54,922	9%	$ 27,905	7%
Average monthly rent $900 to $1,000 per unit	78,540	10%	28,729	5%	14,300	4%
Average monthly rent $800 to $900 per unit	96,351	13%	62,613	10%	39,267	10%
Average monthly rent $700 to $800 per unit	110,018	15%	72,533	12%	59,587	15%
Average monthly rent $600 to $700 per unit	186,288	25%	165,512	27%	89,293	22%
Average monthly rent $500 to $600 per unit	143,208	19%	163,196	27%	114,719	28%
Average monthly rent below $500 per unit	42,567	5%	61,629	10%	58,348	14%
Total conventional real estate contribution to Free Cash Flow before adjustment for minority interest	$ 751,285	100%	$ 609,134	100%	$ 403,419	100%

The conventional real estate contribution to Free Cash Flow was $751.3 million and $609.1 million in 2001 and 2000, respectively, an increase of $142.2 million or 23.3%. The increase was due to improvements in property operations (96%), acquisitions (2%) and limited partnership acquisitions (2%).

The changes in the composition of conventional real estate contribution resulted in an increase in contribution from properties with an average monthly rent greater than $900 per unit to 23% from 14% in 2000, and a decrease in contribution from properties with an average monthly rent below $600 per unit to 24% from 37% in 2000. The changes were due to improvements in property operations, acquisitions, limited partnership acquisitions and dispositions.

Note 24 in the accompanying Notes to Consolidated Financial Statements provides additional detail on each component of Free Cash Flow. The Company believes this disclosure is complementary to the results of operations discussed above.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

Total Free Cash Flow contributed was $697.8 million and $520.6 million in 2000 and 1999, respectively, an increase of $177.2 million or 34.0%.

The real estate Free Cash Flow contribution was $598.8 million and $435.7 million in 2000 and 1999, respectively, an increase of $163.1 million or 37.4%. Real estate contribution to total Free Cash Flow increased to 86% in 2000 from 84% in 1999. The increase was due to improvements in property operations, acquisitions and limited partnership acquisitions.

The property and asset management income within the investment management business remained consistent, with $41.0 million and $38.7 million in 2000 and 1999, respectively. Activity based fees contributed $7.4 million (1%) and $4.5 million (1%) to Free Cash Flow in 2000 and 1999, respectively. Activity based fees are earned on partnership sales, refinancing and other transactions. The increase in fee income is due to increased disposition fees received from the sale of 79 properties in 2000, compared to the fees received from the sale of 63 properties in 1999. The income received from refinancing fees also increased to $4.0 million in 2000, compared to $0.6 million in 1999.

Recurring interest income increased $17.8 million as a result of the following: during 2000, (i) the Company increased notes receivable from general partner loans by approximately $81.7 million, (ii) as a result of improved property operations certain of the outstanding notes receivable in the form of general partner loans remitted cash payments on a recurring basis. The combination of these factors resulted in $10.7 million of the increase in recurring interest income. The remaining consolidated recurring interest income increase of $6.2 million resulted from higher average cash balances maintained in money market and interest bearing accounts during 2000. The decrease in accretion of $6.0 million is due to fewer loans and fewer transactions completed. Transactional related interest income was $26.4 million (4%) and $32.5 million (6%) of Free Cash Flow contribution in 2000 and 1999.

The conventional real estate contribution to Free Cash Flow was $609.1 million and $403.4 million in 2000 and 1999, respectively, an increase of $205.7 million or 51.0%. The increase was due to improvements in property operations, acquisitions and limited partnership acquisitions.

The changes in the composition of conventional real estate contribution resulted in an increase in contribution from properties with an average monthly rent greater than $800 per unit to 24% from 21% in 1999, and a decrease in contribution from properties with an average monthly rent below $500 per unit to 10% from 14% in 1999. The changes were due to improvements in property operations, acquisitions, limited partnership acquisitions, and dispositions.

Note 24 in the accompanying Notes to Consolidated Financial Statements provides additional detail on each component of Free Cash Flow. The Company believes this disclosure is complementary to the results of operations discussed above.

LIQUIDITY AND CAPITAL RESOURCES

	2001	2000	1999
Cash flow provided by operating activities	$ 494,457	$ 400,364	$ 253,257
Cash flow used in investing activities	(132,010)	(546,981)	(281,106)
Cash flow (used in) provided by financing activities	(439,562)	202,128	58,148

At December 31, 2001, the Company had $80.0 million in cash and cash equivalents and $138.2 million of restricted cash, primarily consisting of reserves and impounds held by lenders for capital expenditures, property taxes and insurance. In addition, cash, cash equivalents and restricted cash are held by partnerships that are not presented on a consolidated basis. The Company's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, acquisitions of and investments in properties, dividends paid to stockholders and distributions paid to limited partners. The Company considers its cash provided by operating activities to be adequate to meet short-term liquidity demands. In the event that there is an economic downturn and the cash provided by operating activities is no longer adequate, the Company has additional means, such as short-term borrowing availability, to be able to meet its short-term liquidity demands.

On March 11, 2002, the Company amended and restated its revolving credit facility. The commitment remains $400 million, and the number of lender participants in the facility's syndicate is ten. The obligations under the amended and restated credit facility are secured by a first priority pledge of certain non-real estate assets of the Company and a second priority pledge of the equity ownership of the Company and certain subsidiaries of AIMCO. Borrowings under the amended and restated credit facility are available for general corporate purposes. The amended and restated credit facility matures in July 2004 and can be extended once at AIMCO's option, for a term of one year. The annual interest rate under the credit facility is based either on LIBOR or a base rate which is the higher of Bank of America, N.A.'s reference rate of 0.5% over the federal funds rate, plus, in either case, an applicable margin. From March 11, 2002 through the later of July 31, 2002 or the date on which the Casden Loan (described below) is paid in full, the margin ranges between 2.05% and 2.55%, in the case of LIBOR-based loans, and between 0.55% and 1.05%, in the case of base rate loans, based upon a fixed charge coverage ratio. Commencing on the later of August 1, 2002 or the day after the date on which the Casden Loan is paid in full through maturity, the margin will range between 1.60% and 2.35%, in the case of LIBOR-based loans, and between 0.20% and 0.95%, in the case of base rate loans, based upon a fixed charge coverage ratio. The weighted average interest rate at March 15, 2002 was 4.42%, and the balance outstanding was $244 million. The amount available under the amended and restated credit facility at March 15, 2002 was $156 million (less $5.0 million for outstanding letters of credit).

In connection with the Casden Merger, the Company borrowed $287 million from Lehman Commercial Paper Inc. and several other lenders, pursuant to a term loan (the "Casden Loan") to pay the cash portion of the merger consideration and transaction costs. The primary borrowers under the Casden Loan are the Company and the AIMCO Operating Partnership, and all obligations thereunder are guaranteed by certain of AIMCO's subsidiaries and a second priority pledge of certain non-real estate assets of the Company. The annual interest rate under the Casden Loan is based either on LIBOR or a base rate which is the higher of Lehman Commercial Paper Inc.'s reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin is 3.0% in the case of LIBOR-based loans and 2.0% in the case of base rate loans, but the margin may increase to 3.25% in the case of LIBOR-based loans and 2.25% in the case of base rate loans if the rating of the Company's or the AIMCO Operating Partnership's senior unsecured debt is downgraded, the Company's or the AIMCO Operating Partnership's corporate credit rating is downgraded or the rating, if any, of the Casden Loan is downgraded. The Casden Loan matures in March 2004 and can be extended once at AIMCO's option, for a term of one year. The financial covenants contained in the Casden Loan require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.70 to 1.0. In addition, the Casden Loan limits AIMCO from distributing more than 80% of its Funds From Operations (as defined in the Casden Loan terms) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT). The Casden Loan imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. These borrowings are expected to be repaid with internal operating cash flow and proceeds from property sales.

In order to pay the cash portion of the purchase price and transaction costs related to the acquisition of interests in the Oxford properties, the Company borrowed $302 million from Bank of America, N.A., Lehman Commercial Paper Inc. and several other lenders, pursuant to a term loan on September 20, 2000. In March 2001, the Company paid off the remaining balance of the term loan and charged to operations approximately $2.2 million for the complete amortization of deferred financing and loan origination costs related to the term loan. The total outstanding under the term loan at December 31, 2000 was $137 million of which $74 million was classified as secured short-term financing of the Company and the remainder was a liability of the unconsolidated subsidiaries and, therefore, was included in investments in unconsolidated subsidiaries. Effective January 1, 2001, in connection with the REIT Modernization Act, the remaining liability of $63 million held at a subsidiary was consolidated.

As of December 31, 2001, substantially all of the Company's owned or controlled properties and 81.7% of its total assets were encumbered by or served as collateral for debt. As of December 31, 2001, the Company had total secured outstanding indebtedness of $4,760.8 million, comprised of $3,454.7 million of secured long-term financing, $1,092.6 million of secured tax-exempt long-term bond financing and $213.5 million in secured short-term financing. As of December 31, 2001, approximately 19% of the Company's indebtedness bears interest at variable rates of which $679.6 million, or 14%, is tax-exempt bond financing. As of December 31, 2001, the Company had 46 loans, each of which is secured by a property and also cross-collateralized with certain other loans. The aggregate principal balances outstanding on 46 loans that were cross-collateralized are $371.6 million as of December 31, 2001. Other than these loans, none of the Company's debt is subject to cross-collateralization provisions. The weighted average interest rate on the Company's long-term secured notes payable and tax-exempt bonds was 6.96%, with a weighted average maturity of 15 years as of December 31, 2001.

During the year ended December 31, 2001, the Company issued $906 million of primarily long-term, fixed rate, fully amortizing non-recourse mortgage notes payable with a weighted average interest rate of 6.1%. Each of the notes is individually secured by one of 91 properties with no cross-collateralization. The Company's share of proceeds was $620 million, which was used to pay existing mortgage debt and transaction costs of $454 million, with the net proceeds of $166 million used to repay a portion of the Company's outstanding short-term indebtedness and for other corporate purposes. In 2001, the Company incurred $6.6 million in prepayment costs associated with debt refinancing, which was charged to expense. During the year ended December 31, 2001, the Company also assumed $61.7 million of primarily long-term, fixed-rate, fully amortizing notes payable with a weighted average interest rate of 7.2% in connection with the acquisition of properties. Each of the notes is individually secured by one of five properties with no cross-collateralization.

During the year ended December 31, 2001, the Company issued $186.8 million of preferred stock in two underwritten public offerings yielding $179.7 million of net proceeds. In addition, the Company issued $100 million of preferred stock in connection with the OTEF merger. See Note 16 in the accompanying Notes to the Consolidated Financial Statements for further discussion on these preferred stocks. In addition, the Company issued $106.3 million of Class A Common Stock in connection with the OTEF merger, and $79.9 million of OP Units in connection with limited partnership and other acquisitions.

The Company expects to meet its long-term liquidity requirements, such as refinancing debt and property acquisitions, through long-term borrowings, both secured and unsecured, the issuance of debt or equity securities (including OP Units) and cash generated from operations. On November 7, 2001, AIMCO and the AIMCO Operating Partnership filed a shelf registration statement with the Securities Exchange Commission ("SEC") with respect to an aggregate of $822 million of debt and equity securities of AIMCO and $500 million of debt securities of the AIMCO Operating Partnership, all of which was carried forward from AIMCO's 1998 shelf registration statement. The registration statement was declared effective by the SEC on November 9, 2001. As of December 31, 2001, the Company had $822 million available and the AIMCO Operating Partnership had $500 million available from this registration statement. The Company expects to finance acquisitions of real estate interests with the issuance of equity and debt securities under the shelf registration statement as well as cash from operations or short-term borrowings.

CAPITAL EXPENDITURES

For the year ended December 31, 2001, the Company spent a total of $320 million for capital expenditures. Capital expenditures include capital replacements (expenditures required to maintain the related asset), initial capital expenditures ("ICE", expenditures at a property that have been identified, at the time the property is acquired, as expenditures to be incurred within one year of the acquisition), enhancements (expenditures that add a new feature or revenue source at a property) and redevelopment (expenditures that substantially upgrade the related property). The Company's share of those expenditures are as follows (in millions):

	Conventional Assets	Affordable Assets	Total
Capital replacements	$ 52.9	$ 6.1	$ 59.0
ICE	58.5	—	58.5
Enhancements	28.2	3.5	31.7
Redevelopment	170.8	—	170.8
Total	$ 310.4	$ 9.6	$ 320.0

Included in these capital expenditures are the capitalization of approximately $42 million of direct and indirect costs related to these activities. These expenditures were funded by net cash provided by operating activities, working capital reserves, and borrowings under the Company's credit facility.

During 2001, the Company commissioned a project to study process improvement ideas to reduce operating costs of the Company. The result of the study led to a re-engineering of Company business processes and eventual redeployment of its personnel and related capital spending. The implementation of these plans resulted in a refinement of the Company's process for capitalizing certain direct and indirect project costs, and increased capitalization of such costs by approximately $31 million in 2001 compared to 2000. In addition, the Company had a significant increase in its backlog of planned capital activities, including affordable redevelopment and kitchen and bath enhancement programs. Accordingly, the increased capitalization of these related costs increased net income by approximately $20 million or $0.27 per diluted share for 2001 (after intercompany eliminations and minority interest). Of that total, approximately $17 million resulted from the refinement of the Company's systems and process for identifying and tracking direct and indirect costs related to those activities. The remainder of approximately $3 million relates to a combination of increased construction and redevelopment activities, a greater number of owned properties and higher cost associated with such activities. Capitalized costs are included in redevelopment, ICE, and capital expenditure spending and reflected in the associated returns from these related assets.

The Company's accounting treatment of various capital and maintenance costs, which the Company believes is comparable to prevailing industry standards, is detailed in the following table:

Expenditure	Accounting Treatment	Depreciable Life in Years
Initial capital expenditures	capitalize	5 to 15
Capital enhancements	capitalize	5 to 30
Capital replacements:		
Carpet/vinyl replacement	capitalize	5
Carpet cleaning	expense	N/A
Major appliance replacement (refrigerators, stoves, dishwashers, washers/dryers)	capitalize	5
Cabinet replacement	capitalize	5
Major new landscaping	capitalize	5
Seasonal plantings and landscape replacements	expense	N/A
Roof replacements	capitalize	15
Roof repairs	expense	N/A
Model furniture	capitalize	5
Office equipment	capitalize	5
Exterior painting, significant	capitalize	5
Interior painting	expense	N/A
Parking lot repairs	expense	N/A
Parking lot repaving	capitalize	15
Equipment repairs	expense	N/A
General policy for capitalization	capitalize amounts in excess of $250	Various

RETURN ON ASSETS AND RETURN ON EQUITY

The Company's Return On Assets and Return On Equity for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Based on AFFO			Based on FFO		
	Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
Return on Assets (a)	9.3%	9.8%	9.2%	9.9%	10.3%	9.7%
Return on Equity						
Basic (b)	13.7%	14.7%	14.5%	15.0%	15.8%	15.6%
Diluted (c)	12.8%	13.3%	12.9%	13.9%	14.3%	13.9%

(a) The Company defines Return on Assets (AFFO) as (i) annualized Free Cash Flow, divided by (ii) Average Assets. Average Assets are computed by averaging the sum of Assets, as defined below, at the beginning and the end of the period. Assets are total assets, plus accumulated depreciation, less accumulated capital replacements of $162.7 million, $103.6 million and $63.3 million, for the years ended December 31, 2001, 2000 and 1999, respectively, and less all non-indebtedness liabilities. The Company defines Return on Assets (FFO) as (i) annualized Free Cash Flow plus capital replacements, divided by (ii) Average Assets plus accumulated capital replacements. Total assets include all of the assets of the Company, including conventional properties, affordable properties and investments in unconsolidated real estate partnerships.

(b) The Company defines Return on Equity-Basic (AFFO) as (i) annualized AFFO-Basic, divided by (ii) Average Equity. Average Equity is computed by averaging the sum of Equity, as defined below, at the beginning and the end of the period. Equity is total stockholders' equity, plus accumulated depreciation, less accumulated capital replacements of $162.7 million, $103.6 million and $63.3 million, for the years ended December 31, 2001, 2000 and 1999, respectively, less preferred stock, plus minority interest in the AIMCO Operating Partnership, net of preferred OP Unit interests ($158.1 million, $132.0 million and $72.6 million, for the years ended December 31, 2001, 2000 and 1999, respectively). The Company defines Return on Equity-Basic (FFO) as (i) annualized AFFO-Basic plus capital replacements; divided by (ii) Average Equity plus accumulated capital replacements.

(c) The Company defines Return on Equity-Diluted (AFFO) and Return on Equity-Diluted (FFO) assuming conversion of debt and preferred securities whose conversion is dilutive.

Return on Assets based on AFFO and FFO in 2001 decreased from 2000 by 0.5% and 0.4%, respectively, primarily as a result of (i) the consolidation of the taxable REIT subsidiaries, which were previously unconsolidated; and (ii) the consolidation of additional real estate partnerships, resulting in 100% of the partnerships' assets being included, but only AIMCO's ownership share of the return is included. Return on Equity based on AFFO and FFO in 2001 decreased from 2000 due to the decline in Return on Assets, as magnified by increased financial leverage.

CONTINGENCIES

Environmental

Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances present on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at affected apartment communities and our ability to sell or finance affected properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous or toxic substances is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of our properties, the Company could potentially be liable for environmental liabilities or costs associated with its properties or properties it acquires or manages in the future.

INFLATION

Substantially all of the leases at the Company's apartment properties are for a period of twelve months or less, allowing, at the time of renewal, for adjustments in the rental rate and the opportunity to re-lease the apartment unit at the prevailing market rate. The short-term nature of these leases generally serves to minimize the risk to the Company of the adverse effect of inflation and the Company does not believe that inflation has had a material adverse impact on its operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure relates to changes in interest rates. The Company is not subject to any foreign currency exchange rate risk or commodity price risk, or any other material market rate or price risks. The Company uses predominantly long-term, fixed-rate and self-amortizing non-recourse mortgage debt in order to avoid the refunding or repricing risks of short-term borrowings. The Company uses short-term debt financing and working capital primarily to fund acquisitions and generally expects to refinance such borrowings with cash from operating activities, property sales proceeds or long-term debt financings.

The Company had $925.1 million of variable rate debt outstanding at December 31, 2001, which represents 19% of the Company's total outstanding debt. Of the total variable debt, $679.6 million was floating tax-exempt bond financing, $32.0 million was floating secured notes, and the remaining $213.5 million was the amount outstanding on the credit facility. Variable rate tax-exempt bond financing is benchmarked against the Bond Market Association Municipal Swap Index (the "BMA Index"), which had yields ranging from 1.61% to 2.98% in the year ended December 31, 2001. Since 1981, BMA Index has averaged 56.2% of the 10-year Treasury Yield. Based on this level of debt, an increase in interest rates of 1% would result in the Company's income and cash flows being reduced by $9.3 million on an annual basis. At December 31, 2001, the Company had $3,835.7 million of fixed-rate debt outstanding.

As of December 31, 2001, the scheduled principal amortization and maturity payments for the Company's consolidated secured notes payable and consolidated secured tax-exempt bonds are as follows (dollars in thousands):

	Amortization	Maturities	Total	Percentage
2002	$ 98,041	$ 134,106	$ 232,147	5.1%
2003	101,495	220,780	322,275	7.1%
2004	108,226	49,915	158,141	3.5%
2005	115,274	130,944	246,218	5.4%
2006	119,282	199,401	318,683	7.0%
Thereafter			3,269,878	71.9%
			$ 4,547,342	100.0%

The estimated aggregate fair value of the Company's cash and cash equivalents, receivables, payables and short-term secured debt as of December 31, 2001 approximates their carrying value due to their relatively short term nature. Management further believes that the fair value of the Company's variable rate secured tax-exempt bond debt and variable rate secured long-term debt approximate their carrying values. The fair value for the Company's fixed-rate debt agreements was estimated based on the quoted market rate for the same or similar issues. The carrying amount of the Company's fixed-rate debt at December 31, 2001 was $3.8 billion compared to the computed fair value of $4.3 billion (see Note 3 in the accompanying Notes to the Consolidated Financial Statements).

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain information included in this Report, the Company's Annual Report to Stockholders and other filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such filings) contains or may contain information that is forward looking, including, without limitation, statements regarding the effect of acquisitions, the Company's future financial performance and the effect of government regulations. Actual results may differ materially from those described in the forward looking statements and will be affected by a variety of risks and factors including, without limitation, national and local economic conditions, the general level of interest rates, terms of governmental regulations that affect the Company and interpretations of those regulations, the competitive environment in which the Company operates, financing risks, including the risk that the Company's cash flows from operations may be insufficient to meet required payments of principal and interest, real estate risks, including variations of real estate values and the general economic climate in local markets and competition for tenants in such markets, acquisition and development risks, including failure of such acquisitions to perform in accordance with projections, and possible environmental liabilities, including costs which may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by the Company. In addition, the Company's continued qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review the Company's financial statements and the notes thereto, as well as the risk factors described in the documents the Company files from time to time with the Securities and Exchange Commission.

Selected Financial Data

The following selected financial data for AIMCO is based on audited historical financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	For the Year Ended December 31,				
	2001	2000 [1]	1999 [1]	1998 [1]	1997 [1]
OPERATING DATA:					
Rental and other property revenues	$ 1,297,764	$ 1,051,000	$ 533,917	$ 377,139	$ 193,006
Property operating and owned management expense	(507,211)	(439,840)	(215,448)	(149,550)	(77,521)
Income from rental property operations	790,553	611,160	318,469	227,589	115,485
Income (loss) from investment management business	27,591	15,795	9,183	(4,871)	(1,876)
General and administrative expenses	(18,530)	(18,123)	(15,248)	(13,568)	(5,396)
Depreciation of rental property [2]	(345,649)	(298,946)	(131,753)	(84,635)	(37,741)
Interest expense	(315,860)	(269,826)	(140,094)	(89,424)	(51,385)
Interest and other income	68,593	66,241	55,320	29,368	8,676
Operating earnings	150,101	107,757	85,497	64,982	30,246
Distribution to minority interest partners in excess of income	(47,701)	(24,375)	—	—	—
Gain (loss) on disposition of real estate property	17,394	26,335	(1,785)	4,674	2,720
Income before minority interst in AIMCO Operating Partnership	119,794	109,717	83,712	69,656	32,697
Net income	107,352	99,178	77,527	64,474	28,633
Net income attributable to preferred stockholders	90,331	63,183	53,453	26,533	2,315
Net income attributable to common stockholders	17,021	35,995	24,074	37,941	26,318
OTHER INFORMATION:					
Total owned or controlled properties (end of period)	557	566	373	242	147
Total owned or controlled apartment units (end of period)	157,256	153,872	106,148	63,086	40,039
Total equity properties (end of period)	569	683	751	902	515
Total equity apartment units (end of period)	91,512	111,748	133,113	170,243	83,431
Units under management (end of period)	31,520	60,669	124,201	146,034	69,587
Basic earnings per common share	$ 0.23	$ 0.53	$ 0.39	$ 0.84	$ 1.09
Diluted earnings per common share	$ 0.23	$ 0.52	$ 0.38	$ 0.80	$ 1.08
Dividends paid per common share	$ 3.12	$ 2.80	$ 2.50	$ 2.25	$ 1.85
BALANCE SHEET INFORMATION:					
Real estate, before accumulated depreciation	$ 8,415,620	$ 7,012,452	$ 4,512,697	$ 2,802,598	$ 1,657,207
Real estate, net of accumulated depreciation	6,795,855	6,099,189	4,096,200	2,573,718	1,503,922
Total assets	8,322,536	7,699,874	5,684,951	4,248,800	2,100,510
Total indebtedness	4,760,842	4,360,115	2,584,289	1,660,715	808,530
Mandatorily redeemable convertible preferred securities	20,637	32,330	149,500	149,500	—
Stockholders' equity	2,716,390	2,501,657	2,259,396	1,902,564	1,045,300

[1] Certain reclassifications have been made to 2000, 1999, 1998 and 1997 amounts to conform with the 2001 presentation. These reclassifications represent certain eliminations of self-charged management fee income and expenses in accordance with consolidation accounting principles. Effective January 1, 2001, the Company began consolidating its previously unconsolidated subsidiaries (see Note 6 to the accompanying Notes to Consolidated Financial Statements). Prior to this date, the Company had significant influence but did not have control. Accordingly, such investments were accounted for under the equity method.

[2] Effective July1, 2001 for certain assets and October 1, 2001 for the majority of the portfolio, the Company extended the estimated useful lives of its buildings and improvements from a weighted average composite life of 25 years to a weighted average composite life of 30 years. This change increased net income by approximately $31 million or $0.42 per diluted share in 2001.

Common Share Market Price and Dividends Paid

The Company's Class A Common Stock is listed on the New York Stock Exchange and trades principally in that market.

On March 1, 2002, there were 4,620 stockholders of record of the Company's Class A Common Stock. The quarterly high and low sales prices and the dividends paid per share for each quarter in 2001 and 2000 are shown below:

	2001			2000		
	High	Low	Dividends Paid	High	Low	Dividends Paid
1st Quarter	$ 49 13/16	$ 40 5/16	$ 0.7800	$ 39 15/16	$ 36 5/16	$ 0.7000
2nd Quarter	48 1/4	42 1/4	0.7800	45 1/4	37 3/4	0.7000
3rd Quarter	49 3/16	43 10/16	0.7800	49 3/8	43 11/16	0.7000
4th Quarter	46 9/16	41 7/16	0.7800	50 1/16	42 5/8	0.7000

For the interim period ending March 1, 2002, the high and low sales prices were $46 1/10 and $43, respectively, and a cash dividend of $0.82 per common share was paid.

Corporate Information

Corporate Office
2000 S. Colorado Boulevard
Suite 2-1000
Denver, Colorado 80222
(303) 757-8101
(303) 759-3226 FAX

Website
http://www.aimco.com

Stock Listing
New York Stock Exchange Symbols:
AIV; AIVPrC; AIVPrD; AIVPrG; AIVPrH;
AIVPrK; AIVPrP; AIVPrQ; AIVPrR

Investor Relations
Katie Murphree
Vice President - Investor Relations
(303) 757-8101
(303) 300-3269 FAX
E-Mail: investor@aimco.com

Limited Partner Communications
P.O. Box 1089
Greenville, SC 29602
(864) 239-1029
(864) 239-1032 FAX

Stock Transfer Agent and Registrar
EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 730-6001

Independent Auditors
Ernst & Young LLP
Denver, CO

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Los Angeles, CA

Security Analysts Who Provide Research Regarding AIMCO

Banc of America Securities
Lee Schalop
Daniel Oppenheim
(212) 847-5677
(212) 847-5778 FAX
lschalop@bofasecurities.com

BancBoston Robertson Stephens
Jay Leupp
Brett Johnson
(415) 693-3575
(415) 693-3479 FAX
jay_leupp@rsco.com

Bear Stearns
Ross Smotrich
Jeff Langbaum
(212) 272-8046
(212) 272-9460 FAX
rsmotrich@bear.com

Goldman Sachs
James Kammert
(212) 855-0670
(212) 357-3585 FAX
james.kammert@gs.com

Green Street Advisors
Craig Leupold
(949) 640-8783
(949) 640-1773 FAX
cleupold@greenst.com

Lehman Brothers
David Shulman
David Harris
(212) 526-3413
(212) 528-4888 FAX
dshulman@lehman.com

Merrill Lynch
Steve Sakwa
Rahul Bhattacharjee
(212) 449-0334
(212) 449-4396 FAX
steve_sakwa@ml.com

Morgan Stanley Dean Witter
Robert Stevenson
(212) 761-6332
(212) 761-0172 FAX
robert.stevenson@msdw.com

Prudential Securities
Jim Sullivan
Patrick Walsh
(212) 778-2515
(212) 778-8410 FAX
jim_sullivan@prusec.com

Raymond James & Associates, Inc.
Paul Puryear
Bill Crow
(727) 573-8607
(727) 573-8691 FAX
ppuryear@ecm.rjf.com

Salomon Smith Barney
Jonathan Litt
Richard Anderson
(212) 816-0231
(888) 310-2295 FAX
jonathan.litt@ssmb.com

UBS Warburg
Stuart Seeley
Andrew Rosivach
(212) 713-9771
(212) 713-2846 FAX
stuart.seeley@ubsw.com

Wachovia Securities
Steve Swett
(212) 909-0954
(212) 909-0018 FAX
stephen.swett@funb.com

Aimco neither reviews nor subscribes to the statements or information contained in any analyst's report nor does it undertake to do so. Aimco does not endorse or incorporate by reference any statements or publications by the listed analysts. The inclusion or exclusion of any particular analyst is not intended, and should not be construed to suggest that Aimco affirms or disaffirms any of the statements of conclusions of such analyst.

Board of Directors

Terry Considine
Chairman

Peter K. Kompaniez
Vice Chairman

James N. Bailey [1][2][3]
Senior Managing Director
Cambridge Associates, LLC
Treasurer, Director and Co-founder
The Plymouth Rock Company
Chairman, Nominating Committee

Richard S. Ellwood [1][2][3]
President
R.S. Ellwood & Co., Inc.
Chairman, Audit Committee

J. Landis Martin [1][2][3]
Chairman and Chief Executive Officer
Titanium Metals Corp.
President and CEO and Director
NL Industries, Inc.
Chairman, Compensation Committee

Thomas L. Rhodes [1][2][3]
President and Director
National Review

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating Committee

Executive Officers

Terry Considine
Chief Executive Officer

Peter K. Kompaniez
President

Harry G. Alcock
Executive Vice President
Chief Investment Officer

Joel F. Bonder
Executive Vice President
Legal and Regulatory Affairs

Miles Cortez
Executive Vice President
General Counsel

Joseph DeTuno
Executive Vice President
Redevelopment

Patrick J. Foye
Executive Vice President
Limited Partnerships;
Continuous Improvement

Lance J. Graber
Executive Vice President
Affordable Transactions

Paul J. McAuliffe
Executive Vice President
Chief Financial Officer

Ronald D. Monson
Executive Vice President
Head of Property Operations

David Robertson
Executive Vice President
Affordable Properties

Advisory Board

Charles Ray Considine
San Diego, CA

David M. Glickman
Chicago, IL

Roy H. Lambert, Sr.
Vero Beach, FL

Richard Morton
Miami, FL

Edgar E. Pankey
Tustin, CA

John D. Smith (emeritus)
Atlanta, GA

Senior Vice Presidents

Jeffrey Adler – Risk
Mari Akers – Human Resources
Patrizia Bailey – Affordable Transactions
Dora Chi – Tenders
Patti Fielding – Securities and Debt
Patricia Heath – Treasurer
Brad Hodack – Redevelopment
Martha Long – Continuous Improvement
Leeann Morein – Continuous Improvement
Thomas Novosel – Chief Accounting Officer
David O'Leary – Buyers Access
James Wallace – Tax
Scott Wesson – Chief Information Officer

PROPERTY OPERATIONS

Divisional Vice Presidents

Greg Garmon – Pacific
James Mathes – Southeast
Stephen Peters – West
C.W. Roemke – Midwest
Carl Ruff, Sr. – Texas
Charles Turner – Affordable
David Zweig – Northeast

Regional Vice Presidents

Jimmy Arnold – West Affordable
Kim Barkwell – Columbia
Brenda Barrett – Denver
Frank DuPree – East Affordable
Rusty Fleming – Midwest Affordable
Dan Kistel – Tampa
Tom Lebling – Houston
Warren Sander – Michigan
Jim Shearer – Indianapolis
Charlie Vanover – Boca Raton
Mark Vernon – Atlanta
Miki Wilson – Philadelphia
Cooper Winston – N.E. Affordable

AIMCO
Apartment Investment and Management Company

2000 South Colorado Boulevard • Suite 2-1000 • Denver, Colorado 80222
Phone: 303.757.8101 • Fax: 303.759.3226 • http://www.aimco.com